U.S. Securities and Exchange Commission
Washington, D.C. 20549

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Post-Effective Amendment Number 1
to
Form SB-2

Registration Statement Under the Securities Act of 1933

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Access Power, Inc.

Florida	**4813**	**59-342098**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

10033 Sawgrass Drive West, Suite 100
Ponte Vedra Beach, Florida 32082
(904) 273-2980
(Address and telephone number of principal executive offices)

Glenn A. Smith
10033 Sawgrass Drive West, Suite 100
Ponte Vedra Beach, Florida 32082
(904) 273-2980
(Name, address, and telephone number of agent for service)

_____   _____

Copies to:

Jan M. Davidson
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500
(404) 815-6555 (facsimile)

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

4,739,977 Shares of Common Stock
1,400,000 Warrants to Purchase Common Stock

ACCESS POWER, INC.

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Certain of Access Power, Inc.'s stockholders are offering for sale the shares of common stock, par value $0.001 per share, and warrants to purchase shares of common stock of Access Power being offered under this prospectus. Access Power will not receive any of the proceeds from the sale of the shares of common stock or warrants. We will, however, receive $2,918,000 if all outstanding warrants to purchase common stock are exercised plus $2,200,000 if the warrants to purchase debentures are exercised. If all of the debentures are then converted, at least $5,800,000 of indebtedness will be converted to equity.

We will pay certain of the legal and other expenses of this offering, estimated to be $15,500. The selling stockholders will bear the cost of any brokerage commissions or discounts or other selling expenses incurred in connection with the sale of their shares or warrants. The price and the commissions, if any, paid in connection with any sale may be privately negotiated, may be based on then prevailing market prices, and may vary from transaction to transaction and, as a result, are not currently known.

Bid and asked prices for our common stock are quoted, and the last sale is reported, on the over-the-counter electronic bulletin board maintained by the National Association of Securities Dealers under the symbol "ACCR." On September 29, 2000 the last bid price of the common stock as reported was $0.235. As of September 29, 2000, there were 49,827,647 shares of our common stock outstanding, 1,650,000 shares of common stock issuable upon the exercise of issued and outstanding warrants, and approximately 3,348,334 shares of common stock issuable upon conversion of certain debentures, $6250,000 of which debentures are currently outstanding and $2,200,000 of which may be purchased pursuant to an outstanding warrant to purchase such debentures.

The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933. We have not registered the shares or warrants for sale by the selling stockholders under the securities laws of any state as of the date of this prospectus. Brokers or dealers effecting transactions in the shares or warrants should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

An investment in shares of our common stock or warrants involves significant risk. We urge you to carefully consider the risk factors beginning on page 6, along with the rest of this prospectus, before you make your investment decision. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is October 11, 2000

SUMMARY

You should carefully read this entire prospectus before investing in our common stock.

In General

Access Power, Inc. was incorporated to offer Internet-based communications products and services in the United States and international markets. We were one of the first companies to offer a way to transmit voice and multi-media communications over the Internet, a service that is commonly referred to as Internet protocol telephony.

Products and Services

Our voice-over-Internet service integrates traditional telephone functions with advanced Internet-based communications technology. Our customers are able to communicate long distance over the Internet, a less costly alternative to traditional long distance telephone lines. Our customers can use our technology to make calls in three ways:

1) from a telephone to another telephone;
2) from a personal computer (PC) to another PC; and
3) from a PC to a telephone.

In addition to cost savings, Internet telephony permits services that are not available through traditional long distance networks, such as interactive document and data sharing and multi-media data transmissions.

On April 12, 1999, we began selling a flat-rate, unlimited usage PC-to-telephone service under the tradename Net.Caller™ PC-to-Phone. Net.Caller PC-to-Phone customers download free software from our website to their PC, which allows them to use their PC to call from anywhere in the world to a telephone in the United States, Canada, Puerto Rico, and twelve European countries.

On September 1, 1999, we began selling a flat-rate, unlimited usage telephone-to-telephone service under the tradename Net.Caller Phone-to-Phone. Net.Caller Phone-to-Phone customers place calls using traditional telephone equipment. Under the flat-rate plan, calls may be placed from certain cities in Florida and Texas to anywhere in the continental United States. Calls made to areas outside of the continental United States are billed on a per minute usage basis.

On December 2, 1999, we released our e-button™ software, a third-party browser plug-in that is automatically downloaded and installed upon the customer's first attempt to use it. Using e-button, consumers viewing a company's web site can instantly dial up a designated representative of that company, usually someone providing sales or support services, by clicking on the e-button icon. Our e-button software could provide electronic commerce benefits to any company with a traditional call center.

We launched FreeWebCall.com™ on August 1, 2000, which provides customers with free PC-to-phone calling and will soon allow free PC-to-PC calling. The network supports PC-to-phone calls from anywhere in the world to a telephone in the United States, Canada, or the United Kingdom. PC-to-PC calling, when offered, will be global. We earn revenue through FreeWebCall.com by selling advertisements and displaying them to our customers while they are logged in to the network and using the FreeWebCall service for their long distance calling.

Additionally, we began selling a PC telephone software package called Internet Phone for Access Power through our website in 1997. Internet Phone is made by VocalTec Communications Inc. and can be used in two ways. First, customers use the software to obtain PC-to-PC communication service for free. Second, customers can combine the software with Net.Caller PC-to-Phone service, a less expensive communication alternative to traditional long distance telecommunication. Through the Internet Phone, our customers are able to take advantage of the interactive document and data sharing and multi-media data transmission capabilities of Internet protocol telephony.

We have entered into agreements with companies to expand our products and services into Europe and Africa. We intend to pursue additional international expansion via joint ventures and other business arrangements throughout South America, Africa, and the Pacific Rim.

Access Power Advanced Communications®, e-button™, FreeWebCall.com™, and Net.Caller™ are our trademarks. All other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Business Goal and Strategies

Our goal is to become one of the world's leading providers of international Internet telephony products and services. To achieve this goal, we plan to expand our Internet telephony network by using new technology as it is developed and integrating those developments with our own technology. We plan to expand our customer base by providing free Internet telephony products and services through FreeWebCall.com. We will also continue to provide discount and enhanced international calling services.

Market

Our market includes residential and commercial users of advanced communications products and services throughout the world. Our ability to offer low communication transmission rates and new Internet protocol telephony-based services provides us an opportunity to enter the wholesale arena as well as the retail market.

Executive Offices

Our principal executive offices are located at 10033 Sawgrass Drive West, Suite 100, Ponte Vedra Beach, Florida, 32082, and our telephone number is (904) 273-2980.

The Offering

Common stock offered by selling stockholders.........	4,739,977 shares [1]
Warrants to purchase common stock offered by selling stockholders..	1,400,000 warrants [2]
Common stock to be outstanding after the offering...	54,567,624 shares [1] [3]
OTC Bulletin Board symbol	"ACCR"

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(1)   The offered shares include (i) 3,348,334 shares of common stock that may be acquired by holders of our 6% convertible debentures upon conversion thereof, based on a three-day average market price of $0.235 per share, for the period ended September 29, 2000, but subject to adjustment for the applicable average market price at the time of conversion under the conversion formula (see *Description of 6% Convertible Debenture*); (ii) 1,150,000 shares of common stock that may be acquired by holders of outstanding warrants; and (iii) an indeterminable number of shares of common stock that may be acquired by holders of an outstanding warrant for the purchase of (x) $2,200,000 of our 6% convertible debentures upon conversion thereof, based the formula price described above, but subject to adjustment for the applicable average market price at the time of conversion and (y) a warrant for 500,000 shares of our common stock. The offered shares also include 9,198 additional shares that may be issued depending on the price of the common stock when outstanding warrants are converted into shares of common stock.

(2)   400,000 warrants give the holder the right to purchase from us one share of our common stock for $0.42 and 1,000,000 warrants give the holder the right to purchase one share of our common stock for $2.20.

(3)   Assumes the exercise of all outstanding warrants and conversion of all outstanding debentures and exercise of options to purchase 479,500 shares.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus under the captions *Summary*, *Risk Factors*, *Management's Discussion and Analysis of Financial Condition and Plan of Operations*, *Business of Access Power*, and elsewhere in this prospectus are "forward-looking statements." Forward-looking statements include, among other things, statements about the competitiveness of the telecommunications industry, our plans and objectives for future operations, the likelihood of our success in developing and expanding our business, potential regulatory obligations, and other statements that are not historical facts. The forward-looking statements included herein are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties, many of which are beyond our control. When used in this prospectus, the words "anticipate," "believe," "estimate," or similar expressions generally identify forward-looking statements. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These factors include, among other things, the risks set forth in the *Risk Factors* section.

SUMMARY FINANCIAL DATA

The summary financial data set forth in the table below is derived from our audited financial statements for the year ended December 31, 1999 and our unaudited statements for the six months ended June 30, 2000. The financial statements are included in this prospectus at page F-1. This financial data represents historical information that is not necessarily indicative of future results. We urge you to read carefully *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the financial statements and notes thereto, and other financial data included elsewhere in this prospectus.

| | For the six months ended June 30, | | For the years ended December 31, | |
	2000	1999	1999	1998
Revenue:	(unaudited)			
Product sales	-	8,400	9,450	214,431
Services	254,167	19,400	170,601	53,519
Total revenue	$ 254,167	$ 27,800	$ 180,051	$ 267,950
Cost and expenses:				
Cost of sales	-	2,640	2,955	161,650
Product development and marketing	1,406,871	645,593	1,015,737	731,672
General and administrative	1,152,249	$ 546,283	1,642,134	1,315,600
Total costs and expenses:	2,559,120	1,194,516	2,660,826	2,208,922
Loss from operations	(2,304,953)	(1,166,716)	(2,480,775)	(1,940,972)
Total other income (expense) - Net	(38,112)	(11,380)	(23,170)	(124,375)
Net loss	(2,343,065)	(1,178,096)	(2,503,945)	(2,065,347)
Net loss per share	$ (0.07)	$ (0.06)	$ (0.10)	$ (0.18)
Weighted average number of shares	37,639,055	20,475,552	25,174,029	11,776,511

Balance Sheet Data	June 30, 2000	December 31, 1999
Cash and cash equivalents	$ 546,392	$ 213,885
Working capital	1,106,270	282,766
Total assets	2,178,277	1,586,389
Long-term debt, less current portion	-	207,484
Stockholders' equity (deficit)	$ (550,159)	$ (223,062)

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our common stock.

We have only limited operating history upon which you can analyze our potential profitability.

We have limited operating history upon which you can judge our potential for success. We have existed for a relatively short period of time, and we have had minimal revenue in the past. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving industries.

You may not recover all or any part of your investment if we do not become profitable.

If we are ultimately unsuccessful, you may not recover all or any part of your investment in our common stock. Our profitability will depend on our ability, among other things, to substantially increase our customer base by establishing and increasing market acceptance of our technology, products, and services. Our profitability will also depend upon expanding the deployment of our network and successfully marketing and supporting our products and services. There can be no assurance that we will be able to achieve or sustain significant sales or profitability in the future. See *Management's Discussion and Analysis of Financial Condition and Plan of Operations*.

If consumers do not accept our products, or any product developed by us in the future, as a less expensive, quality alternative to traditional telephone service, we may not become profitable.

Broad acceptance of our technology, products, and services is critical to our success and ability to generate revenue. The markets for our technology, products, and services have only recently begun to develop and are rapidly evolving because our products and services are new and based on emerging technologies. Typically, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. There can be no assurance that we will be successful in obtaining market acceptance of our technology, products, and services. If consumers perceive our network to offer lower quality voice transmissions compared to traditional long-distance services, our services may not be accepted by consumers. See *Business of Access Power*.

If consumers do not accept viewing banner advertisements as an alternative to paying a fee for Internet-based telecommunications, we may not gain sufficient subscribers to FreeWebCall.com to become profitable.

Consumer acceptance of our revenue model is critical to our ability to become profitable. If consumers do not agree to view banner ads in lieu of paying a fee to use telecommunications services, we may not be able to generate profits. Additionally, because a portion of our projected profits is based upon the consumer "clicking" upon an advertisement that scrolls across the screen while using our FreeWebCall.com service, we may not become profitable if consumers do not view our advertising affiliates as desirable.

If we cannot develop strategic alliances with marketing partners, we may not be able to develop a sufficient customer base for our Net.Caller Services.

Our marketing strategy for our Net.Caller Services depends on our ability to develop strategic alliances with marketing partners and, to a lesser extent, on in-house marketing. We may not be able to develop these alliances and, if we are able to develop them, the partners may not be able to effectively promote our Net.Caller products and services. We have established business relationships with two entities outside the United States. We may not be successful in developing any future strategic alliances. We have limited experience in obtaining the necessary personnel, offices, regulatory authorization, and

leases and agreements with the intranational telecommunications carriers in the countries where we seek to establish strategic alliances.

The introduction of more technologically advanced products and services by our competitors could decrease our profitability.

The introduction of technologically superior products and services by our competitors may make our products and services less marketable or subject to downward price pressures, thus decreasing our profitability. The Internet and telecommunications markets, including the market for voice transmission over packetized data networks, are characterized by evolving industry standards and specifications. We may have to expend substantial time and money to adapt our technology, products, and services to this rapid technological change. A critical factor in our growth and competitiveness will be our ability to anticipate changes in technology and industry standards, including the successful development of products and services in a cost effective and timely manner. There can be no assurance that we will successfully develop enhanced or new products and services, that any enhanced or new products and services will achieve market acceptance, that we will be able to adapt our products and services to comply with new standards or specifications, or that the introduction of new products or services by others will not render our technology, products, and services obsolete. See *Business of Access Power*.

The telecommunications business is highly competitive and we may not be able to compete successfully.

Our profitability will depend on our ability to compete successfully in the highly competitive telecommunications business. We expect this competition to persist, intensify, and increase in the future. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases, more services and products, and significantly greater financial, technical, and marketing resources than we do. These competitors may be existing or potential strategic partners with other competitors. We will compete with Internet telecommunications providers as well as traditional long distance telephone carriers for our customer base. Many companies offer products and services like ours, and many of these companies have a substantial presence in this market. These products may allow telecommunication over the Internet between parties using a PC and a telephone and between two parties using telephones. Other competitors of ours route voice traffic worldwide over the Internet. In addition, major long distance providers and other companies have entered or plan to enter the market for Internet telephony. These companies are larger than we are and have substantially greater financial, distribution, and marketing resources than we do. We may not be able to compete successfully in this market.

Prices for long distance calls have decreased substantially over the last few years, and this decline is expected to continue in all of the markets where we do business or expect to do business. In addition, many of our markets and expected future markets have deregulated or are in the process of deregulating telephone services. Customers in many of these markets are not familiar with our technology, products, or services and may be reluctant to use new telecommunications providers. Our target customers may be reluctant to entrust their telecommunications needs to new and unproved operators or may switch to other service providers as a result of price competition. See *Changes in Pricing Standards…* below.

Competition for FreeWebCall.com, Net.Caller, and e-button customers is primarily based on the type and quality of services offered, customer services, and brand recognition. We price our services at a discount to the prices charged by traditional long distance carriers. We have no control over the prices set by the traditional carriers or our other competitors. There is no assurance that some of our larger competitors will not use their substantial financial resources to cause severe price competition. Any significant price competition could decrease or eliminate our ability to compete successfully and our profitability. In addition, our competitors may be able to provide potential customers with a broader range of services than we can due to regulatory restrictions. See *Business of Access Power — Competition* and *Supervision and Regulation*.

Departures of our key personnel or directors may harm our ability to operate successfully.

If we lose the services of our Board of Directors or executive officers, we may not be able to grow or operate profitably. Our continued success is substantially dependent upon the efforts of our directors and executive officers, in particular Glenn A. Smith, our Chief Executive Officer. We have no employment agreements in effect, with the exception of an agreement with Howard L. Kaskel, our Chief Financial Officer, and we have no plans to enter into any employment agreements in the near future. Our future success depends on our ability to attract and retain highly qualified technical personnel. Competition for qualified personnel is intense, and there can be no assurance that we will be able to attract or retain qualified personnel in the future.

Our service quality will be harmed if our system cannot handle a large volume of simultaneous calls.

Our inability to handle a large number of simultaneous calls could cause our service quality to suffer which could result in customer losses. A key component of our profitability will be the addition and retention of customers. A byproduct of this component will be increased call volume on our network. It is crucial to our ability to provide quality services for our system to handle a large volume of calls. If we cannot effectively manage our customers' use of our systems, customers may not perceive our service as a high-quality alternative to traditional long-distance telephone service. This potential inability to handle growth effectively may decrease our profitability.

Poor Internet service quality could prevent customer acceptance and use of our products and service as well as the ability of our products to function properly.

Inferior Internet service quality and availability may cause our services and products to fail, or may result in poor customer perception of our products and services, either of which would inhibit our ability to build or maintain a sufficient customer base to stay profitable. Some Internet service providers do not have the capability to handle more than the current level of Internet traffic, and a sudden increase in traffic volume may result in poor service availability. If customers cannot reach the Internet, or it takes an unreasonable amount of time to reach the Internet, they may decide it is more convenient to use traditional telecommunication technology or the Internet technology of one of our better serviced competitors.

Our inability to predict traffic volume on the Internet may add extra expense to our business operations.

Large fluctuations in Internet traffic volume may obligate us to pay additional contractual charges for our Internet service. A decrease in Internet traffic volume may obligate us to pay for leased Internet service capacity without adequate corresponding revenues. An unexpected increase in traffic volume may require us to obtain transmission capacity through more expensive means. If we are unable to accurately project our needs for leased capacity in the future, such inability may increase our operating costs and, therefore, decrease our profitability.

Our dependence on other communications carriers may add extra expense to our business operations.

Our dependence on other communications carriers, and our inability to control their price structure or ability to provide quality service, may cause us to pay higher prices than expected for access to the transmission facilities through which we provide our services. We do not own any intranational or local exchange transmission facilities in the areas where we provide services. We do not intend to construct or acquire any local exchange transmission facilities in the future. Consequently, we lease intranational and local exchange transmission facilities to connect all of the telephone calls made by our customers, and there is no assurance that the prices and nature of such facilities will not fluctuate. Furthermore, we may not be able to meet the minimum volume commitments on some of our leases, especially those that are long-term, which may result in "under-utilization" charges. See *Our inability to*

predict traffic volume . . . above. We are also vulnerable to service interruptions and poor transmission quality from leased lines. The deterioration or termination of our relationship with one or more of our carrier vendors could have a material adverse effect upon our business, financial condition, and results of operations.

Our dependence on international carriers makes us vulnerable to additional costs. In some countries, the intranational exchange transmission facility is owned by the national telephone company. If the lack of competitive alternatives forces us to enter into contracts with the national provider, we may have to pay much higher rates for use of the transmission facilities, if we are allowed to lease them at all.

Changes in pricing standards would decrease the profitability of our Net.Caller Services.

If the telecommunications industry changes its standard pricing structure to eliminate charges based on the distance a call is carried, our profitability may be decreased. The advantage of Internet telephony is that it is less expensive than traditional long distance telephone service in many markets. Currently, the price for long distance service has been declining. If this decline continues, we may lose our competitive advantage over traditional telephone service. Additionally, excess international transmission capacity has kept the marginal cost of carrying an additional international call low for certain traditional long distance carriers. Industry observers have predicted that these low marginal costs may result in significant pricing pressures and that, within the next few years, there may be no charges based on the distance a call is carried. If this type of pricing were to become prevalent in our service markets, it would likely decrease the profitability of our Net.Caller Services.

If third parties use our intellectual property without authorization, our products and services may be damaged.

Third parties may obtain and use our intellectual property without authorization and, as a result, may damage our products and services. Our intellectual property, including copyrights, service marks, trademarks, trade secrets, and other intellectual property, is critical to our success. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees, customers, partners, and others to protect our intellectual property rights. These precautions may be ineffective, or the validity, enforceability, and scope of protection of intellectual property in Internet-related industries may not be adequate to protect our interests. Furthermore, the laws of some foreign countries are uncertain, evolving, or do not protect intellectual property rights to the same extent as do the laws of the United States. See *Business — Intellectual Property*.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

If third parties file lawsuits against us for allegedly infringing upon their intellectual property rights, our business could be disrupted and we could incur substantial legal fees. We cannot be certain that our products do not or will not infringe upon valid patents, trademarks, copyrights, or other intellectual property rights held by third parties. Defending against third-party infringement claims, regardless of their merit, could be expensive and time consuming. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business. See *Business — Intellectual Property*.

We do not plan to pay dividends.

We will not be able to pay dividends until we recover any losses that we may have incurred and we become profitable. We intend to retain our earnings to finance growth and expansion and for general corporate purposes.   Any future declaration and payment of dividends on the common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by our Board of Directors. Holders of our preferred stock have the right to dividends declared with respect to the common stock on an as-converted basis.

Our directors and officers may be able to control or significantly influence us due to their concentrated stock ownership.

Our directors and officers may be able to use their stockholdings to influence our business, policies, and affairs, including the ability to significantly influence the election of directors and other matters requiring stockholder approval by simple majority vote. As of September 29, 2000, our directors and officers, in the aggregate and including stock options, own beneficially 13,096,650 shares of common stock, and this ownership will not be affected by this offering.

If our employees and affiliates exercise their stock options and other rights to acquire common stock, your proportionate interest will be diluted and we may not be able to raise additional capital on the most favorable terms.

Our directors, officers, employees, or affiliates may exercise stock options or conversion rights to purchase common stock which would result in the dilution of your proportionate interest in us. Our directors, officers, employees, and affiliates will have the opportunity to profit from any rise in the market value of the common stock or any increase in our net worth.   Holders of our convertible debentures and warrants have rights to acquire a substantial and indeterminate number of shares of common stock, and the common stock underlying those rights is being registered for resale to the public under federal law. Additionally, if the holders of the convertible debentures exercise their conversion rights immediately after a significant decrease in the market price of the common stock, stockholders could suffer substantial dilution, because the conversion rate is inversely proportional to the recent average market price.

The exercise of the options or conversion rights also could adversely affect the terms on which we can obtain additional capital. For example, the holders of stock options or conversion rights could exercise them when we could obtain capital by offering additional securities on terms more favorable to us than those provided for by the rights. The stock options or conversion rights may be exercisable at prices below the market price for the common stock on September 29, 2000. See *Executive Compensation*.

Your investment may have limited liquidity if an active trading market does not develop or continue.

Your purchase of our common stock may not be a liquid investment because our securities trade over the counter with quotes on the Bulletin Board. You should consider carefully the limited liquidity of your investment before purchasing any shares of our common stock. We have no obligation and no plans to apply for quotation of our common stock on The Nasdaq Stock Market or for listing of our common stock on any national securities exchange. Factors such as our limited earnings history, the absence of a reasonable expectation of dividends in the near future, and the fact that our common stock will not be listed mean that there can be no assurance that an active and liquid market for our common stock will exist at any time, that a market can be sustained, or that investors in the common stock will be able to resell their shares. In addition, the free transferability of the common stock will depend on the securities laws of the various states in which it is proposed that a sale of the common stock be made.

Our stock price may be highly volatile and subject to wide fluctuations due to many factors, including a substantial market overhang.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to quarterly variations in operating results, losses of significant customers, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, lack of market acceptance of our products and services, or other events or factors, including the risk factors described herein. In addition, the stock market in general, and the technology stocks in particular, experience significant price and volume fluctuations that are often unrelated to a company's operating performance. As with any public company, we may be subject to securities class action litigation following periods of volatility in the market price of our securities which could result in substantial costs and a diversion of management's attention and resources.

Additionally, the sale of a substantial number of shares of common stock, or even the potential of sales, in the public market following this offering could deflate the market price for the common stock and make it more difficult for us to raise additional capital through the sale of our common stock. Assuming conversion of the outstanding 6% convertible debentures and the exercise of stock options, we will have a total of 54,567,624 shares of common stock outstanding at the time of this offering. Shares in the amount of up to the 4,739,977 offered hereby will be freely tradable without restrictions under the federal securities laws. An additional 3,578,000 shares sold under an exemption from registration provided by Rule 504 promulgated under the Securities Act of 1933 and 35,122,148 shares sold under previous registrations by selling stockholders are freely tradable. All of the remaining shares are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act of 1933, and will be eligible for sale in compliance with Rule 144 after they have been held for one year. There can be no assurance that an active trading market for the common stock will be sustained after this offering. See *Shares Eligible for Future Sale.*

Government regulation may impair our profitability and restrict our growth.

State and federal telecommunications and penny stock regulations could limit our ability to achieve profitability and to grow. These changes may be retroactively applied and are not within our control. Telecommunications companies are subject to regulation by the Federal Communications Commission. Conventional telephone companies are currently pushing the FCC to regulate providers of computer software products that enable voice transmission over the Internet, arguing that these companies are operating as common carriers. If this argument is successful, we will be subject to various regulatory requirements and fees. The FCC has advised Congress that it may, in the future, regulate Internet protocol telephony services as basic telecommunications services. Conventional telephone companies are also lobbying Congress to impose tariffs that would impact customer use of our products and services. In addition, several states are studying the imposition of access charges for Internet telephony providers.

In addition to telecommunications regulation, the growing popularity and use of the Internet has led to increased regulation of communication and commerce over the Internet. The United States and other countries have enacted laws to regulate user privacy, pricing, and the characteristics and quality of Internet products and services. We are unable to predict the impact, if any, that future legislation, legal decisions, or regulations concerning the Internet may have on our business, financial condition, or results of operations.

We are subject to additional regulation by the Securities and Exchange Commission under its rules regulating broker-dealer practices in connection with transactions in "penny stocks." This type of regulation may reduce the level of trading activity or your ability to sell the common stock. Penny stocks generally are equity securities with a price of less than $5.00 that are not registered on certain national securities exchanges or quoted on the NASDAQ system. The penny stock rules require a broker-dealer, prior to a transaction in a regulated penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide information concerning his compensation for the penny stock purchase, current prices of the penny stock, and a special written determination that the penny stock is a suitable investment for the purchaser. See *Business — Regulation*.

You should not rely on historical results of operations as indications of our future performance.

Our historical results of operations are not accurate indications of our future performance. Our annual and quarterly results of operations fluctuate significantly due to, among other factors, the volume of revenues generated by our strategic partners from sales of products and services incorporating our technology or products, the mix of distribution channels used by us, the timing of new product announcements and releases by us and our competitors, and general economic conditions. There can be no assurance that our future revenues and profits will exceed our past performance. See *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

CAPITALIZATION

The following table shows our short-term debt, long-term debt, and capitalization as of June 30, 2000, and pro forma as adjusted to reflect (1) the issuance subsequent to June 30, 2000, of 6% convertible debentures with a face amount of $300,000, (2) the conversion subsequent to June 30, 2000, into 3,348,334 shares of common stock of $625,000 6% convertible debentures (including the $300,000 in debentures mentioned in (1) above) at a conversion rate based on a $0.235 market price for the common stock (average of the lowest three bids during the twenty-two business days before conversion) (3) the conversion subsequent to June 30, 2000 into 7,911,511 shares of common stock of $1,930,000 of 6% convertible debentures outstanding at that date at a conversion rate based on various per share prices, (4) the exercise of options for 479,500 shares of common stock, and (5) the issuance subsequent to June 30, 2000 of 620,000 shares of common stock to a consultant to Access Power.   This table should be read in conjunction with our financial statements and the related notes thereto contained elsewhere in this prospectus.

	June 30, 2000	
	Actual	Pro Forma As Adjusted
Long-term obligations	$2,255,000	$ -
Stockholders' equity:		
Preferred Stock, par value $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding and no shares of stock issued and outstanding as adjusted	-	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized; 41,293,233 shares issued and outstanding; 53,652,578 shares issued and outstanding, as adjusted	41,294	53,653
Additional paid-in capital	6,752,636	9,658,915
Retained earnings (deficit)	(7,344,089)	(7,344,089)
Total stockholders' equity (deficiency)	(550,159)	2,368,479
Total capitalization	$1,704,841	$2,368,479

DIVIDEND POLICY

We have not declared or paid any cash dividend on our common stock in the past, and the board of directors intends to continue a policy of retaining future earnings to finance our growth and for general corporate purposes. Therefore, we do not anticipate paying any cash dividends on our common stock in the future.

BUSINESS

We were incorporated in 1996 to offer Internet-based communications products and services in the United States and international markets. We were one of the first companies to offer a way to transmit voice and multi-media communications over the Internet, a service commonly referred to as Internet protocol telephony. Our voice-over-Internet service integrates traditional telephone functions with advanced Internet-based communications technology.

Industry Background

Historically, long distance telephone services have been offered through public switched telephone networks using traditional telephone lines, a well-established and quality service. In recent years, however, the Internet's developing technologies, unprecedented popularity, and commercialization have accelerated the integration of technologies involving computers and telephones. This commercial integration has led to a new sector in the communications industry, generally referred to as computer telephony or Internet telephony, that has developed a less expensive and more workable method of telecommunication over the Internet. Companies that offer Internet telephony services and products are generally referred to as Internet telephony service providers. Because the global marketplace is becoming familiar with the Internet and its value as a communications mechanism, companies have invested millions of dollars to develop new and enhanced applications to improve the service quality and lower implementation costs of Internet telephony.

Internet telephony is superior to traditional long distance telephone services in several ways. First, voice and message traffic through Internet telephony systems is less expensive than traditional telephone systems because Internet telephony services are not subject to the tariffs affecting traditional telephone services. Also, the Internet protocol telephony network routes transmissions using packetized switching that is less expensive to deploy and allows for more efficient use of the capacity that exists in the communications infrastructure. Second, Internet protocol telephony has superior capability than traditional telecommunications technology for innovative features such as interactive document and data sharing and multi-media data transmissions.

New applications of voice-over-Internet services are being developed every day. The cost of computer processing is decreasing and customer demand is increasing. Internet protocol systems are more economical, have more features, and may become more reliable than traditional telephone services, and may allow companies to communicate better with their customers, employees, and vendors.

The Access Power Solution

We are developing our Internet-based telephony network, Access Power Advanced Communications®, and services, FreeWebCall.com™, Net.Caller™, and e-button™, to provide a domestic and international communications network that allows customers to place calls through the Internet using traditional telephones and PCs. Unlike traditional switch-based telephone systems, we use the Internet as the backbone to complete the long distance connection, thereby eliminating the tariff fees associated with long distance carriers and providing a less costly alternative to traditional long distance telephone lines. Our system allows customers to make calls in three ways:

1) from a telephone to another telephone;
2) from a personal computer (PC) to another PC; and
3) from a PC to a telephone.

These services are described in detail below.

In addition to the cost savings associated with Internet telephony, our customers have the ability to use services that are not available from traditional public circuit switched telephone networks. Such services include voice-enabled websites, interactive document and data sharing, and multi-media data transmissions, including video capability.

We are committed to establishing an international network to provide alternative long distance service and new Internet protocol telephony-based services. Our network, which is deployed at strategic geographic locations, serves as a bridge for communications traffic between the public switched telephone network and the Internet. The gateway server portion of the network converts voice transmission to data packets, using less bandwidth (infrastructure capacity) and eliminating separate voice network costs. Communications traffic from or to standard telephone equipment (such as in phone-to-phone and PC-to-phone calling) involves local telephone pathways and, for those destinations not currently served by a local gateway server, traditional long distance lines (usually through a wholesale arrangement) at each end with the Internet as the pathway in between.

Products and Services

Access Power Advanced Communications integrates traditional telephone functions with advanced Internet-based communications technology. This service enables users to communicate over the Internet from a PC to a telephone or from a telephone to another telephone with a significant reduction in costs over traditional telephony. Through this service, a user can place long distance telephone calls from a PC anywhere in the world over the Internet to telephones in any area where Access Power terminates calls. Currently, we have such service available for calls to telephones in the United States, Canada, Puerto Rico, and fifteen European countries. At this time, telephone-to-telephone calls may be originated from the cities of Miami, Orlando, and Jacksonville, Florida, and Dallas-Fort Worth, Texas, and can be terminated anywhere in North America and over fifty foreign countries.

Our FreeWebCall.com customers' experience is supported by a standards based solution featuring Microsoft's NetMeeting software, Cisco Systems hardware, and state of the art network services from Sprint. To complement our other consumer services, we offer our customers two third-party software products: Internet Phone for Access Power and Net.Caller. Either software package will enable customers to complete long distance communications using PCs that are multi-media configured, with a microphone and sound system. The Internet Phone for Access Power is a multi-featured software package and Net.Caller is a more basic calling utility that can be downloaded free of charge from our web site.

FreeWebCall.com™

FreeWebCall.com was launched August 1, 2000. It is a sponsor-subsidized Internet Protocol telephony service whose subscribers enjoy unlimited, free calling from their Windows-based PC to any telephone in the United States, Canada, and the United Kingdom. We are developing additional features to enable our subscribers to make free PC-to-PC calls and to participate in video conferencing, text chat, file sharing, program sharing, and whiteboard collaboration, which we hope to implement this year. FreeWebCall.com customers register for service and log-in to use the service at the FreeWebCall.com Website.

Net.Caller™

The Net.Caller service is primarily being marketed from our website and through a relationship with Lycos-Bertelsmann GmbH whereby Lycos-Bertelsmann promotes Net.Caller on all of their European portals. We recently furthered the relationship by expanding the distribution channel to include Lycos Bertelsmann's free European Internet service provider, Comundo. We also manage an aggregated marketing strategy by providing banner advertisements to other web sites through the Net.Caller Affiliate Program. Companies with web sites join the program and we provide them with a banner ad exhibiting the Net.Caller service to people who are viewing the particular Website. When the person viewing the banner clicks on the ad, he or she is provided information and an opportunity to order the service. When we acquire a customer as a direct result of the affiliate web site banner ad, we pay the affiliate a commission.

PC-to-Phone

In April of 1999, we introduced our Net.Caller PC-to-Phone telephony service. To use the Net.Caller service, customers can use the Internet Phone for Access Power software, VocalTec's Internet Phone 5 software, or our free Net.Caller software which can be downloaded from our website from anywhere in the world. It is designed for our customers who only need the basic PC-to-phone use. Customers need a multi media personal computer and Internet connection to use the service.

Net.Caller customers pay a flat rate of $10 per month for unlimited calls to the United States, Canada, and Puerto Rico or a flat rate of $20 per month for unlimited calls to the United States, Canada, Puerto Rico, the United Kingdom, France, Germany, Italy, Spain, Belgium, Denmark, Switzerland, the Netherlands, Sweden, Ireland, Norway, Austria, Finland, and Luxembourg. Customers submit an order form to us including payment or credit card information for billing. When the order is processed, we e-mail or mail a confirmation letter including activation codes for the customer to enter into the Net.Caller software that they downloaded from our web site. To initiate the Net.Caller service, a customer registers on our web site and downloads either Net.Caller or Internet Phone for Access Power software.

Phone-to-Phone

On September 1, 1999, we began selling a flat-rate unlimited usage telephone-to-telephone service under the tradename Net.Caller Phone-to-Phone. We offer long distance service from Miami, Orlando, Jacksonville, and Dallas/Fort Worth to a telephone anywhere in North America and over 50 foreign countries. Customers can register for the service on our web site or call our office and provide the required credit information, after which they are assigned a password. To use the service from within one of our service areas, the customer simply dials the gateway from a telephone (a local call number), enters the password, and then dials the long distance number in the usual way. Customers are not required to own computer equipment of any kind nor do they need their own Internet access to use our Phone-to-Phone service. Billing is performed at the beginning of each month by charging the customer's credit card. We charge our Net.Caller Phone-to-Phone customers a flat rate of $49.00 per month for unlimited usage for calls made to anywhere in the continental United States. Our customers pay a per-minute fee for calls made to other areas.

Internet Phone for Access Power

The Internet Phone for Access Power functions like a traditional telephone, but uses software as the dialing mechanism. The software installation is simple and enables users to engage in long distance voice communications between multi-media PCs anywhere in the world. The only cost to the user is the cost of the software plus the user's standard Internet access fee. More importantly, the software also enables users to place calls from their PCs to any telephone.

The software is simple to use. The customer dials his local Internet service provider and, upon connecting to the Internet, the software will cause an icon to appear on the monitor. The user may double click on the icon to join PC-to-PC community chat rooms, create private rooms, dial directly to another PC, or call a telephone using the Advanced Communications network. There are currently no access or tariff charges other than the monthly charge from the user's Internet service provider.

The Internet Phone for Access Power has the following features:

- allows customers to communicate with users of traditional telephone equipment through the Advanced Communications network;
- call waiting, muting, holding, identification, and screening;
- full-duplex capabilities that enable real-time, two-way conversations with Internet Phone users worldwide;
- voice mail;
- conference calling;
- direct calling allows the option of bypassing chat rooms to speak directly with an individual;

- live motion video (no additional hardware is required to receive video); and
- data and document sharing capabilities.

e-button™

The e-button software provides electronic commerce benefits to any company with a traditional call-center. This technology allows consumers viewing a company's web site to click the e-button icon, which will instantly dial a designated representative of that company, usually someone providing sales or support services. This technology allows corporate customers to voice-activate their Website, providing faster and more effective sales, customer service, or technical support. The software is a browser plug-in that is quickly and automatically downloaded and installed upon the first attempt to use it.

Strategy

We believe a significant commercial opportunity is emerging from the application of Internet-based products and services to the transmission of voice, video, and facsimile through the use of packetized Internet protocol networks. Access Power's objective is to be one of the world's leading providers of international Internet protocol telephony products and services. Our strategy to achieve that objective includes the provision of free Internet telephony products and services through FreeWebCall.com, the expansion of our international Internet protocol telephony network through business relationships in targeted regions, the exploitation of new technology including Net.Caller, FreeWebCall.com, and e-button; and the continued development of enhanced products and services that utilize our international Internet protocol telephony network. We intend to capitalize on our officers' and principal employees' extensive backgrounds to develop unique services that differentiate us from our competitors and that enhance our customers' communications experience.

Enhance FreeWebCall.com™

The launch of FreeWebCall.com expands our service offering and provides free long distance service to our consumers. FreeWebCall.com is paid for by advertising revenue. Subscribers call from their Windows-based PCs to any telephone in the United States, Canada, and the United Kingdom. Additionally, we plan to develop technology that will allow customers to make free PC-to-PC calls and participate in video conferencing, text chat, file sharing, program sharing, and whiteboard collaboration.

Expand Net.Caller™ Service to International Markets

Our agreement with Lycos-Bertelsmann designates us as a premier partner of Lycos. Lycos-Bertlesmann promotes the sale of Net.Caller to its Pan-European customer base through the strategic placement of banner ads, promotional buttons, text links, and other hyperlinks on Lycos-Bertelsmann web pages.

Lycos-Bertelsmann's free Internet service provider, Comundo, currently has over 1.2 million subscribers. The initial promotion offers Comundo subscribers thirty minutes of free long distance calling monthly with our service that allows calls to the United States, Canada, or fifteen European countries.

Leverage the Low Operating Costs of our Network

Internet protocol telephony calls are treated as data communications and are not subject to the expensive access fees to which standard long-distance calls are subjected. This is especially significant when it comes to international calls, where extra fees can be a significant addition to the cost of a call. Our technology enables us to offer international calling at reduced costs to customers. We anticipate that new business relationships we intend to create overseas will focus on marketing and selling our services in the international market.

We believe that the future of telecommunications is in the value of the enhanced services a provider offers and that long-distance telephony as we know it today will become a low-priced

commodity. We believe that this premise will propel Internet telephony into the mainstream of communications. Internet telephony by definition operates within computers, a medium that allows for the development of sophisticated user applications that will differentiate Internet protocol telephony from traditional telephony systems.

Some providers are now offering free long distance calling and are supporting that business with revenues from sponsors and advertisers. We have entered that sector of the market with FreeWebCall.com.

The cost structure of our Internet telephony network also allows us to offer wholesale rates at prices below standard telephony carriers. Targeted clients of our wholesale carrier services are Web-based communications portals and other communications providers, such as Internet service providers. We believe we are well-positioned to offer low cost carrier services to such providers.

Exploit Net.Caller™ and the e-button™

Subscribers to our PC-to-Phone service can originate calls from a multi-media PC from anywhere in the world to the United States, Canada, Puerto Rico, or any of fifteen European countries. We intend to extend the areas to which customers using the Net.Caller service can place calls.

Our strategy includes re-selling certain third-party software that we intend to market to our customers under the trademarked "e-button" name. We believe this product is the best of its kind available in the marketplace today. Its small size makes it quick to download, and the software installs automatically.

Customer Service

We believe customer service is one of our greatest strengths. Our customer service organization's leadership team consists of professionals who have managed customer care for demanding companies. Our sophisticated database and account tracking allows true "one-to-one" service fulfillment and customer communication.

Access Power's operations and customer service includes a call center and e-mail response as well as the mailing of correspondence. The call handling customer support systems have been developed in-house and reside on our Website, allowing customers to access individual usage details and frequently asked questions and answers. The representative and the customer may jointly access our home page for information on topics of interest.

We have simplified the traditional telephone billing process. Our customers are primarily charged a flat rate for unlimited usage. Itemized billing or usage statements are available to customers via our Website, and written invoices are available upon request.

Competition

We face direct competition from other companies that offer Internet protocol telephony services and indirect competition from companies that offer traditional or other alternative long distance telephony services, many of which are larger that we are and have greater resources than we do. Most companies currently offering Internet protocol telephony to their customers are either small start-up companies or Internet service providers looking for enhanced services primarily designed to maximize customer retention in support of their core business. We believe that the most developed Internet telephony service providers in today's market are Net2Phone, Inc. (www.net2phone.com) and Delta Three (www.deltathree.com). Net2Phone and Delta Three were spawned from established long distance companies who were committed to Internet protocol telephony as an important element of their future business. Both companies seem to rely heavily on their ties to the traditional long distance business to make the personal computer-to-phone market viable.

Additional direct competitors in the sponsor-based space, and which compete with FreeWebCall.com, are DialPad.com and PhoneFree.Com. Both companies are private, relatively new, and seem to be establishing e-commerce retail Websites around communications services offerings.

Sales and Marketing

Our market includes consumer and commercial users of advanced communications products and services and users of the Internet. The services include Phone-to-Phone, PC-to-Phone, and PC-to-PC communications. We believe that Access Power's current pricing for service is very competitive.

Our current sales initiative is directed toward Net.Caller PC-to-Phone service customers. Our Net.Caller marketing efforts focus on business and marketing partnerships, such as with Internet service providers, and aggregating a strong community of affiliates who display one of the Net.Caller banner ads on their Website to solicit the viewer to order Net.Caller. We pay the affiliate a commission based on customers who order Net.Caller from the affiliate's Website.

The extent to which we are able to offer low communication transmission rates affords us the opportunity to enter the wholesale arena as well as the retail market. By building partnerships and affiliations with international resident partners, we will be able to control our own network while benefiting from the regional awareness and marketing of our partners.

The target market for our PC-to-Phone service is the worldwide Internet user base. Nua Ltd. estimates that the number of worldwide users on-line will increase from approximately 98 million in 1997 to approximately 350 million by 2005. Neilsen Net Ratings measurements found that approximately 144 million people surfed the Web from home in July 2000, 35% more than the same period in 1999. The same study showed that from July 1999 to July 2000 the time people spent on the Internet increased by 26%. The broader ancillary target for the Phone-to-Phone service is traditional phone users.

e-button is sold to businesses that have a Website and call center. According to Yahoo!, as of September 6, 2000, there were over 575,000 business-oriented Websites worldwide. Some of these businesses also have a call center for customer service, sales, or technical support. We aim to capture a significant portion of this business market for sales of the e-button™ product.

Facilities

Our headquarters, executive offices, and customer service center are located in facilities consisting of approximately 1,800 square feet in a 13,500 square foot office building in Ponte Vedra Beach, Florida. We entered into a three-year lease in September of 1997 which was recently extended for two years, including one successive extension option and right of first refusal on additional vacant contiguous space. We pay approximately $4,200 per month rent under this lease. We believe the office space is adequate for our current needs and could easily be replaced with other suitable accommodations.

We maintain our server hardware through co-location arrangements with local exchange carriers at locations where we desire to maintain equipment. These facilities must be climate controlled and offer the necessary telephone and electrical power services, but we believe such facilities are generally available from more than one source.

Employees

As of October 1, 2000, we engaged fifteen full time and seven part-time employees.

Litigation

We are not currently involved in any litigation, nor do we know of any threatened litigation against us.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto and the other financial information included elsewhere in this prospectus.

Plan of Operation

Overview

Access Power, Inc. was formed in 1996 to offer Internet-based communications products and services in the U.S. and international markets. We are creating an Internet telephony network to provide voice and multimedia communications services, more commonly referred to as Internet protocol telephony. From our inception, we have devoted most of our efforts to technical analysis, development, procurement, implementation, testing, and the establishment of the corporate and technical policies and procedures necessary to support our business requirements. We are a development stage operation.

Our Internet protocol telephony gateway network allows us to offer competitive call rates while providing premium communications features. Access Power products and services are based on PC-to-PC, PC-to-Phone, and Phone-to-Phone communications. We are a reseller of third party PC telephone software called Internet Phone and the e-button.

While in our start-up and current development stages, we tested and preliminarily introduced certain products and services, new to both the communications industry and us. To date, we have not realized revenues from sales of any products or services in amounts necessary to support all of our cash operating needs.

Expansion Plans

We believe we must expand our network capacity and our customer base to achieve profitability. We intend to expand our network and customer base internationally through affiliates and other business relationships, such as the relationship defined by the Lycos-Bertelsmann agreement.

The launch of FreeWebCall.com in August of 2000 is expected to be the start of a significant development and expansion for us. The Web-based application will be part of our Advanced Communications network with support being provided by some of the leaders in the world of communications and the Internet. We plan to initiate an advertising campaign in 2000 to increase brand recognition of FreeWebCall.com.

Software Sales

To date, we have realized only small revenues from the resale of software to our customers, and we do not expect such sales to become a significant source of profit in the future. During the next year, however, we intend to continue marketing the e-button software, and we expect to realize revenues from those sales.

Marketing

We have recently begun our effort to market our products and services. We have implemented a public relations and marketing campaign along with establishing arrangements with Web-based communications portals.

Raising Capital

We have recently sold 6% convertible debentures in the face amount of $2,500,000 to an investor. In addition, the investor purchased a warrant to purchase an additional $2,500,000 of debentures on the same terms.

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

Revenues and Costs of Revenues

Revenues increased $95,306 from $13,250 to $108,556 in the three months ended June 30, 2000 compared to the same period in 1999. Revenues increased $226,367 to $254,167 from $27,800 in the six months ended June 30, 2000 compared to the prior year. These increases were the result of sales of our Net.Caller service which we began to offer April of 1999. Software sales decreased from $1,550 to zero and $8,400 to zero in the three and six months periods ended June 30, 2000 compared to the prior year because we concentrated on providing our Net.Caller™ service instead of reselling software.

Expenses

Product development and marketing expenses were $754,298 for the three months ended June 30, 2000, an increase of $336,044, or 80%, from $418,254 for the same three months of the prior year. Telephone charges represented $237,949 of this increase and marketing and public/investor relations represented $147,742 of this increase. For the six months ended June 30, 2000, product development and marketing increased $750,918, or 118%, to $1,406,871. Telephone charges represented $521,270 and marketing and public/investor relations represented $226,758 of this increase. General and administrative expenses increased $223,383, or 78%, to $508,372 in the three months ended June 30, 2000 from $284,989 for the same period in the prior year. Payroll and outside staffing services represented $205,909 of this increase. For the six months ended June 30, 2000, general and administrative expenses increased $605,966, or 111%, to $1,152,249. Payroll and outside staffing represented $231,744 of this increase and finder's fees on the capital raises accounted for $350,000 of the increase.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

Revenues and Costs of Revenues

We realized $212,442 of revenue from the sale of hardware and software in the six months ended June 30, 1998 compared to software sales of $1,150 in the three months ended June 30, 1999 and $8,400 during the six months ended June 30, 1999. The revenue generated from sale of services increased $2,011 from $9,689 during the three months ended June 30, 1998 to $11,700 during the three months ended June 30, 1999. The revenue generated from sale of services increased $6,616 from $12,784 during the six months ended June 30, 1998 to $19,400 during the six months ended June 30, 1999.

Expenses

Product development and marketing expenses were $1,418,254 for the three months ended June 30, 1999, an increase of $162,338, or almost 63%, over such expenses for the three months ended June 30, 1998. Public relations fees related to the introduction of Net.Caller and stockbroker relations increased $1,204,100. For the six months ended June 30, 1999, product development and marketing expenses increased $273,719, or almost 74%. Professional fees as noted previously accounted for $1,221,600 of this increase. General and administrative expenses increased $12,374, or 5%, compared to $272,615 for the three months ended June 30, 1998. Legal and professional fees

increased $28,941 to $85,695 and travel expenses decreased $15,049 to $2,691 in the three months ended June 30, 1999 compared to the same period in 1998. Sales taxes were reduced to zero from $3,963 during the three months ended June 30, 1998. During the six months ended June 30, 1999 general and administrative expenses increase $28,774 or almost 6% to $546,283. Payroll increased $33,354 to $219,487, partially offset by a reduction in temporary help of $9,705 to $450.

Twelve Months Ended December 31, 1999 Compared To Twelve Months Ended December 31, 1998

Revenues and Costs of Revenues

Total revenues for the twelve months ended December 31, 1999 decreased $87,899 or 32.8%. Revenues from services provided increased 218.7% from $53,519 to $170,601 due to increased marketing of our new flat rate services. Product sales decreased 95.6% from $214,431 to $9,450 due to the initial fees received related to our Canadian venture ($24,000) and the sale of equipment to that venture ($188,092) in 1998, compared to sales of solely software and service in 1999. The Canadian venture has since been terminated by mutual agreement of the parties.

Expenses

Product development and marketing expenses were $1,015,737 in 1999 compared to $731,672 in 1998, an increase of $284,065 or 38.8%. Telephone network costs increased 386.9% or $306,502 from $79,228 in 1998 to $385,086 in 1999. Gateway services expense increased $35,827 or 13% from $275,613 in 1998 to $311,440 in 1999. These expense increases were the result of expanding our network coverage and customer base. Lower depreciation and amortization of $117,402 from $321,806 in 1998 to $204,323 in 1999 or 36.5% offset some of these increases. General and administrative expenses increased $435,929 or 33.1%. Professional fees for marketing and equity financing increased $701,666 from $206,680 to $908,348 or 339.5%. These expenses were slightly offset by decreased payroll of $88,775, decreased travel of $37,258, and decreased temporary help of $13,506 in 1999 compared to 1998.

Twelve Months Ended December 31, 1998 Compared To Prior Periods

Revenues and Costs of Revenues

We realized no revenues from our inception through the end of fiscal year 1997. Through the twelve months ended December 31, 1998, revenues increased by $267,950 due to the initial fees received related to our Canadian venture ($24,000), the sale of equipment to that venture ($188,092), and other sales and services ($55,858). The Canadian venture has since been terminated by mutual agreement of the parties.

Expenses

Product development and marketing expenses were $731,672 in 1998. Telephone network costs were $79,228, and gateway services expense was $275,613. Depreciation and amortization was $321,806 in 1998. Professional fees for marketing and equity financing were $206,680.

Liquidity and Capital Resources

Since our inception, we have financed our operations through the proceeds from the issuance of equity and debt securities and loans from stockholders and others. To date, we have raised approximately $5,872,274 from the sale of common stock and preferred stock, and have borrowed approximately $5,005,025 from investors and stockholders. Funds from these sources have been used as working capital to fund the build-out of our network and for internal operations, including the purchases of capital equipment.

We generated negative cash flow from operating activities for the period from inception (October 10, 1996) thought June 30, 2000. We realized negative cash flow from operating activities for the six months ended June 30, 2000, of ($2,529,229) compared to negative cash from operating activities of ($265,235), primarily due to higher net loss and faster payments to vendors than previously.   Investing activities for the period from inception through June 30, 2000 consisted primarily of equipment purchases to build out the network. Investing activities in equipment in the six months ended June 30, 2000 were $249,441 and were negligible in the same period ended June 30, 1999.

The timing and amount of our capital requirements will depend on a number of factors, including demand for our products and services and the availability of opportunities for international expansion through affiliations and other business relationships.

We expect to invest approximately $4,000,000 over the next twelve months in capital equipment and software for network expansion. We are performing ongoing cost benefit analysis to ensure that any existing under-utilized equipment is made available for redeployment to prolong the necessity to acquire new equipment.

We raised $100,000 in November 1998 from the sale of 100 shares of Series A Preferred Stock for $1,000 per share. In connection with this sale we also issued 60,587 shares of common stock as a finder's fee and recognized expense of $19,878 and an increase in capital stock of a like amount. We secured the services of an investment banker during December 1998. To retain the services and conserve cash, we issued 30,000 shares of stock and recognized an expense of $10,000 and an increase to capital stock of the same amount.

We raised $25,000 in December 1998 from the sale of 25 shares of Series A Preferred Stock for $1,000 per share. In connection with this sale, we also paid a professional service fee of $2,000 in cash.

We raised $75,000 in January 1999 from the sales of a total of 75 shares of Series A Preferred Stock for $1,000 per share. In connection with one of these sales, we also issued 27,777 shares of common stock as a finder's fee and recognized expense of $7,500 and an increase to capital stock of the same amount. We received $150,000 as a good faith deposit with the letter of intent and issued 1,500,000 shares of common stock in return to the investor.

In April of 1999, we issued 512,000 shares of common stock in exchange for a debt repayment and the interest due on the debt. We issued 2,630,000 shares of common stock upon the exercise of employee stock options for $1,257,100. In September of 1999, we issued $1,000,000 of 6% convertible debentures. We issued $200,000 of 6% convertible debentures in December of 1999, $800,000 of 6% convertible debentures in January of 2000, and $2,500,000 of 6% convertible debentures in February of 2000.

Our financing activities for the six months ended June 30, 2000, provided a net total of $3,070,777. Cash at the end of that period was $546,392. As of August 1, 2000, we had cash of $341,388 and working capital of $872,690.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of August 1, 2000 are as follows:

Name	Age	Position
Glenn A. Smith	44	President, Chief Executive Officer, and Director
Tod R. Smith	38	Chief Technology Officer, General Counsel, and Director
Maurice J. Matovich	41	Chief Operations Officer and Director
Howard Kaskel	54	Chief Financial Officer

Glenn A. Smith has served as our President, Chief Executive Officer, and a director since our formation in 1996. He has over twenty years experience in developing interactive systems and Internet-based businesses and services. From 1992 to 1996, Mr. Smith was self-employed as a developer of advanced computer telephony systems and services.

Tod R. Smith has served as our Chief Technology Officer and General Counsel since 1998 and as a director since 1997. Mr. Smith worked at AT&T as a Technical Staff member specializing in computer consulting and the development of software from 1988 to 1998.

Maurice Matovich has served as our Chief Operating Officer since 1998 and as a director since 1997. Mr. Matovich served as a manager at AT&T where he specialized in high-tech operations management, client relations, and stockholder relations from 1984 to 1997.

Howard Kaskel has served as our Chief Financial Officer since 1998. Mr. Kaskel also is currently a limited partner with Tatum CFO Partners, LLP, a partnership of career chief financial officers. From 1996 to 1997, Mr. Kaskel served as the Chief Financial Officer of DeFalco Advertising and as the Chief Financial Officer of Pinnacle Site Development Inc. until joining us in 1998. He was a partner at Kaskel, Solowiei & Associates, a financial consulting firm, from 1993 to 1996, where he advised companies regarding acquisitions, divestitures, and business planning.

Executive Compensation

The following table sets forth certain information regarding the annual compensation for services in all capacities to us for the year ended December 31, 1999 with respect to the Chief Executive Officer:

		Annual Compensation	Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Securities Underlying Options (#)
Glenn A. Smith,	1999	$96,000	4,700,000
Chief Executive Officer	1998	$96,000	100,000
	1997	$96,000	100,000

Stock Options

The following table summarizes certain information regarding options to purchase common stock granted to the Chief Executive Officer during the year ended December 31, 1999. We did not grant any stock appreciation rights in 1999.

Option/SAR Grants in Last Fiscal Year
(Individual Grants)

Name	Number of Securities Underlying Options/ SARs Granted (#)	Percent of Total Options/ SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Glenn A. Smith	200,000	2%	$ 0.22	1/07/09
Glenn A. Smith	4,000,000	38%	$ 0.11	3/24/09
Glenn A. Smith	500,000	5%	$ 0.53	6/14/09

The following table summarizes the number and value of unexercised options held by the Chief Executive Officer as of December 31, 1999. The Chief Executive Officer exercised options for 500,000 shares in the year December 31, 1999.

FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Option/ SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
Glenn A. Smith	0	0	200,000 /0	$118,000/0
Glenn A. Smith	0	0	4,000,000 /0	$2,360,000/0
Glenn A. Smith	500,000	265,000	0	0

This value has been calculated based on the average of the last bid and asked price of the common stock as quoted on the Bulletin Board on December 31, 1999.

Employment Agreements

We entered into an employment agreement with Howard L. Kaskel in September of 1999. The agreement provides that Mr. Kaskel will serve as our Chief Financial Officer on a part-time basis (four days per week) for $10,800 per month which includes a base salary of $9,000 and a retainer of $1,800 for Tatum CFO Partners, LLP, of which Mr. Kaskel is a partner. Additional days are paid at the rate of $660 per day. There is no cap on the additional salary that could be payable. The average maximum salary per month under the agreement (including the base salary and additional days) would be approximately $19,380. The agreement is terminable by us upon thirty days written notice with all payments required pursuant to the agreement to be paid on or before the termination date. We do not have employment agreements with any other of our executive officers.

Directors Compensation

The directors have not received compensation for their duties as members of the board of directors, and we have no current plans to compensate directors for serving on the board in the future.

Stock Incentive Plan

In June of 1997, we adopted our Stock Incentive Plan to provide selected employees and affiliates rendering services to us or our affiliates an opportunity to purchase our common stock. The Stock Incentive Plan promotes our success and enhances our value by linking the personal interests of participants to those of our stockholders and by providing participants with an incentive for outstanding performance. Awards under the Stock Incentive Plan may be structured as "incentive stock options" as

defined in Section 422 of the Internal Revenue Code of 1986, for employees or as non-qualified stock options for any participant. The aggregate number of shares of common stock with respect to which options may be granted pursuant to the Stock Incentive Plan cannot exceed 2,500,000 shares.

Incentive stock options are subject to certain limitations, including the requirement that such options be granted with an exercise price no less than the fair market value of the common stock at the date of grant and that the value of stock with respect to which the options are exercisable by a participant for the first time in any year may not exceed $100,000, based on the fair market value of the stock at the date of grant. In addition, incentive stock options may not be granted to employees who own more than 10% of the combined voting power of all classes of our voting stock, unless the option price is at least 110% of the fair market value of the common stock subject to the option and unless the option is exercisable for no more than five years from the grant date.

The compensation committee of our board of directors has discretion to set the terms and conditions of options, including the term, exercise price, and vesting conditions, if any; to determine whether the option is an incentive stock option or a non-qualified stock option; to select the persons who receive such grants; and to interpret and administer the Stock Incentive Plan.

As of the date of this prospectus, options to purchase an aggregate of 2,100,500 shares of common stock have been granted under the Stock Incentive Plan and were outstanding, including options for 400,000 shares of common stock issued to Glenn A. Smith. Mr. Smith's options have an exercise price of $0.11 per share for 100,000 shares, $0.54 per share for 100,000 shares, and $0.22 per share for 200,000 shares.

Related Party Transactions

On September 30, 1999, we entered into Share Exchange Agreements with our executive officers whereby the officers were issued one share of Series B Convertible Preferred Stock for each one thousand shares of common stock presented. Glenn Smith, Tod Smith, Maurice Matovich, and Howard Kaskel received 2,662, 640, 450, and 200 shares of Series B Convertible Preferred Stock, respectively. In January of 2000, the Series B Convertible Preferred Stock was converted back to common stock.

CERTAIN MARKET INFORMATION

Price Range of Common Stock

     Our common stock is traded over-the-counter and quoted on the Bulletin Board under the symbol "ACCR" on a limited and sometimes sporadic basis. Quoting began in December of 1997. The reported high and low bid prices for the common stock are shown below for the indicated periods through September 18, 2000. The prices presented are bid prices that represent prices between broker-dealers and do not include retail mark-ups and mark-downs or any commission to the broker-dealer. The prices do not necessarily reflect actual transactions. As of September 18, 2000, there were approximately 300 stockholders of record of the common stock.

	Bid	
	Low	**High**
1998		
First Quarter	$0.81	$1.38
Second Quarter	$1.38	$4.06
Third Quarter	$0.53	$2.19
Fourth Quarter	$0.22	$0.75
1999		
First Quarter	$0.08	$0.33
Second Quarter	$0.12	$1.56
Third Quarter	$0.30	$0.79
Fourth Quarter	$0.20	$0.97
2000		
First Quarter	$0.37	$3.47
Second Quarter	$0.43	$1.43
Third Quarter (through September 29, 2000)	$0.23	$0.47

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth certain information regarding the beneficial ownership of the common stock, as of August 28, 2000, by (i) each person known to us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of our directors and the Chief Executive Officer, (iii) all directors and executive officers as a group, and (iv) the selling stockholders. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned.

Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares to be Sold	Shares Beneficially Owned After the Offering	
	Number	Percent		Number	Percent
Glenn A. Smith[1]	7,356,500	13.6%	-	7,356,500	12.5%
Tod Smith[2]	2,540,000	4.9%	-	2,540,000	4.5%
Maurice J. Matovich[2]	2,094,750	4.1%	-	2,094,750	3.7%
Subramanian Sundaresan	562,000	1.0%	562,000	-	-
T. Wayne Davis	25,945	*	25,945	-	-
Anthony Naples	50,000	*	50,000	-	-
Tatum CFO Partners, LLP[3]	479,500	*	479,500	-	
					-
Bamboo Investors LLC[4]	3,348,334	6.3%	3,348,334	-	-
Paul Revere Capital Corp.	250,000	*	250,000		
				-	-
Harold Berliner	15,000	*	15,000		
				-	-
All directors and executive officers as a group (4 persons) [1] [2]	13,096,650	22.6%	-	13,096,650	20.86%

_____

*Less than 1%.

(1)   Includes 10,400 shares of common stock held for a minor child and 4,415,000 shares subject to presently exercisable options.
(2)   Includes 1,900,000 shares subject to presently exercisable options.
(3)   Includes 479,500 shares subject to presently exercisable options.
(4)   Includes 3,348,334 shares of common stock issuable upon conversion of debentures held by such stockholder (or which could be purchased pursuant to the exercise of a warrant) based upon a three day average shares price of $0.235. The number of shares to be sold is subject to adjustment to reflect the effect of the market price of the common stock at the time of conversion.

The actual number of shares of common stock deemed to be beneficially owned by and offered by Bamboo Investors LLC cannot be determined at this time and could be materially less or more than this estimated number depending on the future market price of our common stock.

SELLING WARRANT HOLDERS

Bamboo Investors LLC is the holder of transferable warrants to purchase 900,000 shares of common stock. It also holds a warrant to purchase an additional $2.2 million of convertible debentures (with respect to which 11,786,135 shares of underlying common stock are not registered pursuant to this registration statement) and an additional transferable warrant to purchase 500,000 shares of common stock. See *Description of Warrants*. All of these transferable warrants may be sold under the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

The selling security holders have advised us that, prior to the date of this prospectus, they have not made any agreement or arrangement with any underwriters, brokers, or dealers regarding the distribution and resale of the shares or warrants. If we are notified by a selling security holder that any material arrangement has been entered into with an underwriter for the sale of their shares or warrants, then, to the extent required under the Securities Act of 1933 or the rules of the Securities and Exchange Commission, a supplemental prospectus will be filed to disclose such of the following information as we believe appropriate: (i) the name of the participating underwriter; (ii) the number of the shares or warrants involved; (iii) the price at which such shares or warrants are to be sold, the commissions to be paid, or discounts or concessions to be allowed to such underwriter; and (iv) other facts material to the transaction.

Neither the shares nor warrants have been registered for sale by the selling security holders under the securities laws of any state as of the date of this prospectus. Brokers or dealers effecting transactions in these securities should confirm the registration thereof under the securities laws of the states in which transactions occur or the existence of any exemption from registration.

We expect that the selling security holders will sell their securities covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the securities in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The selling security holders may effect such transactions by selling the securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling security holders and/or the purchasers of the securities for whom they may act as agent (and thus compensation may be in excess of customary commissions). The selling security holders and any broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be underwriters and commissions received by them and any profit on the resale of securities positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the selling security holders will sell any or all of the common stock or warrants offered by them hereunder.

Sales of the securities on the OTC Bulletin Board or other trading system may be by means of one or more of the following:

(i) a block trade in which a broker or dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

(ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this prospectus; and

(iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. From time to time the selling shareholders may engage in short sales, short sales against the box, puts and calls, and other hedging transactions in our securities, and may sell and deliver their shares of our common stock in connection with such transactions or in settlement of securities loans. In addition, from time to time a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of such shares or a default by a selling shareholder, the broker-dealer or financial institution may offer and sell such pledged shares from time to time.

The selling security holders are not restricted as to the price or prices at which they may sell their share of common stock or warranties. Sales of such securities at less than market prices may depress the

market price of our common stock. Moreover, the selling security holders are not restricted as to the number of shares or warrants that may be sold at any one time.

We have advised the selling security holders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to sales in the market of the common stock offered hereby. We have also advised the selling security holders of the requirement for the delivery of this prospectus in connection with resales of the securities.

SHARES ELIGIBLE FOR FUTURE SALE

Through the date of this prospectus, there has been only limited over-the-counter trading of our common stock by certain market makers who have registered to enter quotes on the common stock on the Bulletin Board. We have no plans to list the common stock on The NASDAQ National Market System or on any securities exchange. Sales of substantial amounts of shares of our common stock in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of the common stock prevailing from time to time and could impair our ability to raise capital in the future through sales of our equity securities.

Assuming conversion of the $625,000 of 6% convertible debentures, the exercise of warrants to purchase 1,400,000 shares of common stock and options to purchase 479,500 shares of common stock, we will have a total of 54,567,624 shares of common stock outstanding at the time of this offering.[1] Shares in the amount of up to 4,739,977 offered for sale by the selling stockholders, if sold under this registration, 33,645,889 shares sold by selling stockholders under previous registrations, and 3,578,000 shares of common stock previously sold by us pursuant to an exemption under Regulation 504 will, after the offering, be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, may generally only be sold in compliance with Rule 144 described below. The remaining shares of common stock are "Restricted Securities" as defined in Rule 144. Restricted Securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as pursuant to Rule 144, which rule is summarized below. We are aware that some shares have been sold in reliance on Rule 144.

Sales of Restricted Securities

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities, as defined in Rule 144, for at least one year, including a person who may be deemed our affiliate, is entitled to sell, within a three-month period, a number of shares of our common stock that does not exceed the greater of one percent of the then-outstanding shares of common stock (approximately 54,567,624 shares) and the average weekly reported trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice, and availability of current public information about us. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate at any time during the ninety days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following the offering, without regard to the volume limitations, manner of sale provisions, or notice or other requirements of Rule 144. In meeting the one- and two-year holding periods described above, the holder of restricted securities can include the holding periods of a prior owner who is not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an affiliate.

---

[1]   Assumes the conversion of debentures into **[**3,653,190**]** shares of common stock based on a conversion rate, as set forth in the formula described in *6% Convertible Debenture* below, and an average market price of common stock at $0.235 as of September 29, 2000.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. Of the preferred stock, 1,200 shares have been designated as Series A Convertible Preferred Stock and 4,000 shares have been designated as Series B Convertible Preferred Stock. Of the preferred stock, none are outstanding. The following summary of our capital stock does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, that are included as exhibits to the Registration Statement of which this prospectus forms a part, and the applicable provisions of the Florida Business Corporation Act.

Common Stock

Holders of common stock are entitled to one vote per share on any issue submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. The holders of a majority of the outstanding shares of common stock, along with the holders of any outstanding preferred stock, voting in an election of directors can elect all of the directors then standing for election, if they choose to do so. Subject to any outstanding shares of preferred stock, all shares of common stock are entitled to share equally in such dividends as our Board of Directors may, in its discretion, declare out of sources legally available therefor. See *Dividend Policy*. Upon our dissolution, liquidation, or winding up, holders of common stock are entitled to receive on a ratable basis, after payment or provision for payment of all our debts and liabilities and any preferential amount due with respect to outstanding shares of preferred stock, if any, all our assets available for distribution, in cash or in kind. Holders of shares of common stock do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Holders of our preferred stock are entitled to vote the number of shares as is equal to the number of shares of common stock into which the preferred stock is convertible on the record date for voting or written consent eligibility. The preferred stockholders have voting rights and powers equal to the voting rights and powers of the common stock, and do not have cumulative voting rights in the election of directors. The preferred stockholders do not have any preference with respect to dividends or other distributions, except for the liquidation preference described below. Any dividends declared by our Board of Directors will be made to the holders of common stock and preferred stock pro rata as if the preferred stock had been converted into common stock on the record date for the payment of the dividend. See *Dividend Policy*. Our preferred stockholders do not have preemptive rights or other subscription rights, or any rights to share in any sinking fund. The special rights to which the preferred stockholders are entitled are set forth below.

Series A Preferred Stock

Upon our dissolution, liquidation, or winding up, holders of Series A preferred stock are entitled to receive on a ratable basis, after payment or provision for payment of all our debts and liabilities, prior to and in preference to any distribution to our other stockholders, the amount of $1,500 per share. If there are insufficient funds to fulfill this preference, then all assets or surplus funds will be distributed pro rata to the Series A stockholders. Any surplus that remains after this distribution is completed shall be distributed to the Series B preferred stockholders in accordance with the provisions set forth below and then to the common stockholders. Each share of Series A preferred stock is convertible into the number of shares of common stock (rounded to the nearest whole number) equal to $1,000 divided by 65% of the average market price of the common stock for the five trading days previous to the date on which the conversion occurs. There are no outstanding shares of Series A preferred stock.

Series B Preferred Stock.

Upon our dissolution, liquidation, or winding up, holders of Series B preferred stock are entitled to receive on a ratable basis, after payment or provision for payment of all our debts and liabilities including the preference to any outstanding shares of our Series A preferred stock, prior to and in preference to any distribution to our common stockholders, the amount of $0.001 per share. If there are insufficient funds to fulfill this preference, then all assets or surplus funds will be distributed pro rata to the Series B stockholders. Any surplus that remains after this distribution is completed shall be distributed pro rata among the common and Series B preferred stockholders. Each share of Series B preferred stock is convertible into 1,000 fully paid and nonassessable shares of common stock. There are no shares of Series B preferred stock outstanding.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

Our Amended and Restated Bylaws contain certain provisions, described below, that could delay, defer, or prevent a change in control of us if the board of directors determines that such a change in control is not in the best interests of us and our stockholders, and could have the effect of making it more difficult to acquire us or remove incumbent management.

Classified Board. Under our Bylaws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Our Bylaws provide that any director may be removed from office, but only for cause by an affirmative vote of at least two-thirds of the outstanding capital stock entitled to vote in the election of directors. Our Bylaws also provide that any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Special Voting Requirements. Our Bylaws provide that all actions taken by the stockholders must be taken at an annual or special meeting of the stockholders or by unanimous written consent. The Bylaws provide that special meetings of the stockholders may be called only by a majority of the members of the board of directors. Under our Bylaws, stockholders are required to comply with advance notice provisions with respect to any proposal submitted for stockholder vote, including nominations for elections to the board of directors. Our Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class and series of our capital stock entitled to vote in the election of directors cast at a meeting of the stockholders for that purpose.

Indemnification and Limitation of Liability. The Florida Business Corporations Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the party must have had no reasonable cause to believe his conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of Florida law require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding to which he was a party by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive, and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under Florida law. Access Power's Bylaws provide for the indemnification of our directors and executive officers to the

maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit, or proceeding that the director or executive officer was a party to by reason of the fact that he is or was one of our directors or executive officers upon the receipt of an undertaking to repay such amount, unless it is ultimately determined that such person is not entitled to indemnification.

Under Florida law, a director is not personally liable for monetary damages to us or any other person for acts or omissions in his capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper personal benefit. As a result, stockholders may be unable to recover monetary damages against directors for actions taken by them, which constitute negligence, or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available. The foregoing provisions of Florida law and the Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, us.

Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendments of the Articles and Bylaws. Certain provisions of our Articles and Bylaws, including those pertaining to a classified board, special meetings of stockholders, removal of directors, and director liability and indemnification, may be amended only by the affirmative vote of two-thirds of the shares of our capital stock entitled to vote in the election of directors.

CERTAIN STATUTORY PROVISIONS

The Florida Business Corporations Act provides for special voting requirements to approve affiliated transactions unless the transaction falls under one or more enumerated exceptions.

DESCRIPTION OF WARRANTS

This prospectus covers the sale of three separate warrants, all of which are held by the same selling shareholders. Two of the warrants were issued in connection with the sale of $2,500,000 of convertible debentures. The first warrant may be exercised to purchase 500,000 shares of common stock. The second warrant may be exercised to purchase an additional $2,500,000 of convertible debentures as well as to purchase, for a price of $100, another warrant to purchase 500,000 shares of common stock. All of the common stock warrants entitle the holder to purchase common stock for $2.20 per share (subject to possible anti-dilution adjustments). The warrants expire on February 28, 2003, and they are transferable.

The third warrant covered by this prospectus may be exercised to purchase 400,000 shares of common stock for $0.42 per share (subject to possible anti-dilution adjustments). The warrants expire on September 30, 2002, and they are transferable.

DESCRIPTION OF 6% CONVERTIBLE DEBENTURES

We have sold $2,800,000 of our 6% convertible debentures due February 28, 2002 and have issued a warrant to the same investor to purchase an additional $2,200,000 of such debentures as well as another warrant to purchase 500,000 shares of common stock. Interest on the debentures is due at maturity, and it may be paid in shares of common stock at our option. The number of shares issuable for interest would be determined at the same rate as principal under the debentures can be converted. Principal and accrued interest under the debentures may be converted at any time by the holder thereof into a number of shares equal to the quotient obtained by dividing the amount to be converted by the applicable conversion price. The applicable conversion price is the lesser of $2.20 and an amount equal

to eighty percent of the average of the three lowest daily closing bid prices during the twenty-two trading days immediately preceding the date we are notified of the exercise of the conversion election. If we fail to register or maintain the registration of the underlying common stock as provided in a registration rights agreement with the investor, then the investor may choose any conversion price during the affected period as the applicable conversion price. If we undergo a change of control, then we will be obligated to redeem the debentures for 125% of the outstanding principal and accrued interest.

TRANSFER AGENT

Our Transfer Agent and Registrar is Atlas Stock Transfer & Trust Company, Salt Lake City, Utah.

LEGAL MATTERS

The validity of the common stock being offered hereby is being passed upon for us by L. Van Stillman, Boca Raton, Florida.

EXPERTS

Our audited financial statements appearing in this prospectus and the Registration Statement have been audited by Parks, Tschopp, Whitcomb & Orr, independent auditors, as indicated in their report thereon appearing herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock and Warrants offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. For further information with respect to us and our common stock and the warrants, reference is made to the Registration Statement, of which this prospectus forms a part, including the exhibits and schedules thereto. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete and such instance reference is made to such contract or other document filed with the SEC as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Public Reference section of the commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees, or at its web site at http://www.sec.gov.

We are subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, and, in accordance therewith, for a period of up to one year, we will file periodic reports with the Securities and Exchange Commission. Such periodic reports will be available for inspection and copying at the public reference facilities and other regional offices referred to above.

ACCESS POWER, INC.
(A Development Stage Company)
INDEX TO FINANCIAL STATEMENTS

PARKS, TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway
Suite 330
Maitland, Florida 32751

Independent Auditors' Report

The Board of Directors
Access Power, Inc.:

We have audited the accompanying balance sheets of Access Power, Inc. (a development stage
company) as of December 31, 1999 and 1998, and the related statements of operations,
stockholders' equity, and cash flows for the years then ended, and the cumulative period from
October 10, 1996 (date of inception) through December 31, 1999. These financial statements are
the responsibility of the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Access Power, Inc. (a development stage company) as of December 31,
1999 and 1998, and the results of its operations and its cash flows for the years then ended, and
the cumulative period from October 10, 1996 (date of inception) through December 31, 1999, in
conformity with generally accepted accounting principles.

/s/ Parks, Tschopp, Whitcomb & Orr, P.A.

Maitland, Florida
March 9, 2000

ACCESS POWER, INC.
(A Development Stage Company)

Balance Sheets

December 31, 1999 and 1998

Assets

	1999	1998
Current assets:		
Cash	$ 213,885	33,156
Accounts receivable	179,410	29,145
Notes receivable, stockholders	456,000	30,791
Prepaid expenses	263,638	--
Inventory	21,800	21,770
Total current assets	1,134,733	114,862
Property and equipment, net (note 2)	439,656	1,131,471
Other assets	12,000	16,000
Total assets	$ 1,586,389	1,262,333

Liabilities and Stockholders' Equity

	1999	1998
Current liabilities:		
Accounts payable and accrued expenses	$ 683,011	1,373,978
Current portion of long-term debt	168,956	120,136
Total current liabilities	851,967	1,494,114
Long-term debt, less current portion (note 3)	207,484	--
Convertible debentures (note 4)	750,000	--
Total liabilities	1,809,451	1,494,114
Stockholders' equity:		
Common stock, $.001 par value, authorized 100,000,000 shares, issued and outstanding 31,248,253 and 12,325,788 shares in 1999 and 1998	31,249	12,326
Preferred stock, $.001 par value, authorized 10,000,000 shares, issued and outstanding 3,952 and 1,050 shares in 1999 and 1998	4	1
Additional paid in capital	4,746,709	2,252,971
Deficit accumulated during the development stage	(5,001,024)	(2,497,079)
	(223,062)	(231,781)
Commitments (notes 3 and 4)		
Total liabilities and stockholders' equity	$ 1,586,389	1,262,333

See accompanying notes to financial statements.

ACCESS POWER, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the years ended December 31, 1999 and 1998 and the cumulative period from October 10, 1996
(date of inception) through December 31, 1999

	1999	1998	For the Period October 10, 1996 Through December 31, 1999
Revenue:			
Product sales	$ 9,450	214,431	223,881
Services	170,601	53,519	224,120
Total revenue	180,051	267,950	448,001
Costs and expenses:			
Cost of sales	2,9551	61,650	164,605
Product development and marketing	1,015,737	731,672	1,784,893
General and administrative	1,642,134	1,315,600	3,352,107
Total costs and expenses	2,660,826	2,208,922	5,301,605
Loss from operations	(2,480,775)	(1,940,972)	(4,853,604)
Other income (expense):			
Interest income	--	4072,295	
Interest expense	(16,290)	(124,375)	(142,839)
Loss on disposal of equipment	(6,880)	--	(6,880)
Total other income (expense)	(23,170)	(124,375)	(147,420)
Net loss	$ (2,503,945)	(2,065,347)	(5,001,024)
Net loss per share	$ (0.10)	(0.18)	(0.31)
Weighted average number of shares	25,174,029	11,776,511	16,110,885

See accompanying notes to financial statements.

ACCESS POWER, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1999 and 1998 and
the period from October 10, 1996
(date of inception) through December 31, 1999

		Common Stock		Preferred Stock		Additional Paid in	Accumulated	Total Shareholders'
	Date	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Common stock issued to founding directors		8,000,000	8,000	--	--	(7,200)	--	800
Net loss		--	--	--	--	--	(5,701)	(5,701)
Balances at December 31, 1996		8,000,000	8,000	--	--	(7,200)	(5,701)	(4,901)
Common stock issued for cash	5/23/97	750,000	750,000	--	--	35,000	--	35,750
Common stock issued for cash	6/30/97	1,000,000	1,000	--	--	100,000	--	101,000
Common stock issued for cash	7/97 - 10/97	1,734,000	1,734	--	--	854,573	--	856,307
Stock issuance cost		--	--	--	--	(75,000)	--	(75,000)
Net loss		--	--	--	--	--	(426,438)	(426,438)
Balances at December 31, 1997		11,484,000	11,484	--	--	907,373	(432,139)	486,718
Preferred stock issued for cash	5/8	--	--	1,000	1	999,999	--	1,000,000
Common stock issued as additional interest	2/2/98	50,000	50	--	--	29,950	--	30,000
Common stock issued as additional interest	2/19/98	125,000	125	--	--	84,250	--	84,375
Common stock issued as finder's fee	2/19/98	75,000	75	--	--	24,925	--	25,000
Common stock issued for services	2/98	25,000	25	--	--	27,163	--	27,188
Common stock issued for cash	9/24/98	50,000	50	--	--	24,950	--	25,000
Preferred stock issued for cash	11/98	--	--	100	--	100,000	--	100,000
Common stock issued for finder's fee	11/98	60,857	61	--	--	19,817	--	19,878
Preferred stock issued for cash	12/98	--	--	25	--	25,000	--	25,000
Common stock issued for investment banking fee	12/98	30,000	30	--	--	9,970	--	10,000
Conversion of preferred stock to common stock	12/98	425,931	426	(75)	--	(426)	--	--
Net loss		--	--	--	--	--	(2,064,940)	(2,046,940)
Balances at December 31, 1998		12,325,788	12,326	1,050	1	2,252,971	(2,497,179)	(231,781)
Common stock issued for cash	6/99	3,745,000	3,745	--	--	1,282,455	--	1,286,200
Preferred stock issued for cash	1/99	--	--	75	--	75,000	--	75,000
Common stock issued for finder's fee	1/99	25,777	26	--	--	6,418	--	6,444
Common stock issued for services	6/99	3,207,950	3,208	--	--	621,831	--	625,039
Common stock issued as additional interest	12/99	144,204	144	--	--	19,837	--	19,981
Common stock issued to retire debt	4/99	400,000	400	--	--	49,600	--	50,000
Common issued on convertible debentures	12/99	2,464,691	2,465	--	--	447,535	--	450,000
Common stock converted to preferred	9/99	(3,952,000)	(3,952)	3,952	4	3,948	--	--
Preferred stock converted to common stock	1/99 - 4/99	12,886,843	12,887	(1,125)	(1)	(12,886)	--	--
Net loss		--	--	--	--	--	(2,503,945)	(2,503,945)
Balances at December 31, 1999		31,248,253	31,249	3,952	4	4,746,709	(5,001,024)	(223,026)

See accompanying notes to financial statements.

ACCESS POWER, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 1999 and 1998 and the cumulative period
from October 10, 1996 (date of inception) through December 31, 1999

	1999	1998	For the Period October 10, 1996 Through December 31, 1999
Cash flows from operating activities:			
Net loss	$(2,503,945)	(2,064,940)	(5,001,024)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	204,323	321,806	553,142
Loss on disposal of property and equipment	6,880	26,461	33,341
Stock issued for services	631,483	196,441	827,924
Stock issued for interest	19,981	--	19,981
Change in operating assets and liabilities:			
Accounts receivable	(150,265)	(19,549)	(179,410)
Accounts payable and accrued expenses	(173,025)	1,373,628	1,200,953
Other assets	(263,638)	(3,166)	(286,804)
Inventory	(30)	8,230	(21,800)
Net cash used in operating activities	(2,228,236)	(161,089)	(2,853,697)
Cash flows from investing activities:			
Proceeds from sale of property and equipment	12,050	40,270	52,320
Purchase of property and equipment	(50,864)	(1,153,416)	(1,590,719)
Note receivable, stockholders	(425,209)	(6,695)	(456,000)
Net cash used in investing activities	(464,023)	(1,119,841)	(1,994,399)
Cash flows from financing activities:			
Proceeds from issuance of stock	1,861,200	1,150,000	3,930,057
Proceeds from issuance of notes payable	1,575,000	110,000	1,705,025
Principal payments on notes payable	(563,212)	--	(573,101)
Net cash provided by financing activities	2,872,988	1,260,000	5,061,981
Net change in cash	180,729	(20,930)	213,885
Cash, at beginning of period	33,156	54,086	--
Cash at end of period	$ 213,885	33,156	213,885

ACCESS POWER, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

(1)   **Summary of Significant Accounting Policies**

    (a)   <u>Nature of Development Stage Operations</u>

        Access Power, Inc., (API or the Company) was formed on October 10, 1996. The Company offers Internet Telephony (IT) which will provide advanced computer telephony solutions to the global consumer market place, with an emphasis on marketing to international carriers and consumers.

        Operations of the Company through the date of these financial statements have been devoted primarily to product development and marketing, raising capital, and administrative activities.

    (b)   <u>Property and Equipment</u>

        Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

    (c)   Intangible Assets

        Organization costs are amortized over a five-year period using the straight-line method and are included in other assets in the accompanying balance sheet.

    (d)   <u>Income Taxes</u>

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

(Continued)

ACCESS POWER, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

(1),   CONTINUED

Development stage operations for the period ended December 31, 1999 resulted in a net operating loss. It is uncertain whether any tax benefit of net operating loss will be realized in future periods. Accordingly, no income tax provision has been recognized in the accompanying financial statements. At December 31, 1999, the Company has net operating loss carryforwards of approximately $5,000,000 which will expire in years beginning in 2011. A valuation allowance equal to the tax benefit of the net operating loss has been established, since it is uncertain that future taxable income will be realized during the carryforward period. Accordingly, no income tax provision has been recognized in the accompanying financial statements

(e)   Financial Instruments Fair Value, Concentration of Business and Credit Risks

The carrying amount reported in the balance sheet for cash, accounts and notes receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying balance sheet for notes payable approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts and notes receivable which amounts to approximately $635,000. The Company performs periodic credit evaluations of its trade customers and generally does not require collateral. The notes receivable consist primarily of amounts due from employees from the exercise of stock options. The notes are due no later than May 1, 2000. Currently, all of the Company's hardware and software is purchased from one supplier, however, management believes there are other alternatives to this supplier.

(f)   Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

ACCESS POWER, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

(1), CONTINUED

    (f)   <u>Cash Flows</u>

    For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

    (h)   <u>Prepaid Offering Costs</u>

    Prepaid offering costs represent direct costs and expenses incurred in connection with the offering of securities. Upon completion of the offering, such amounts are offset against the proceeds from the offering, in the event of an offering of equity securities, and capitalized and amortized using the interest method in the event of an offering of debt securities.

    (i)   <u>Revenue Recognition</u>

    The principal sources of revenues are expected to be internet telephone charges which will be recognized as incurred. The Company is presently operating in this one business segment and only in the United States.

    (j)   <u>Loss Per Common Share</u>

    Earnings per common share have been computed based upon the weighted average number of common shares outstanding during the years presented. Common stock equivalents resulting from the issuance of the stock options have not been included in the per share calculations because such inclusion would not have a material effect on earnings per common share.

    (k)   <u>Software and Development Costs</u>

    The Company capitalizes purchased software which is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is ready for use to provide services to customers. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

    The carrying value of software and development costs that have been capitalized is regularly reviewed by the Company, and a loss is recognized when the net realizable value falls below the unamortized cost.

(Continued)

ACCESS POWER, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

(1), CONTINUED

    (l)   <u>Stock-Based Compensation</u>

        During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". This pronouncement establishes financial accounting and reporting standards for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Such treatment is required for non-employee stock-based compensation. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for employee stock options or warrants is measured as the difference between the quoted market price of the Company's stock at the date of grant and the amount the employee must pay to require the stock. SFAS 123 requires companies electing to continue using the intrinsic value method to make certain pro forma disclosures (see Note 6).

    (m)   <u>Preferred Stock</u>

        The Company's redeemable convertible preferred stock has the following provisions:

- The shares shall be redeemable, at the option of the of the Company, at a stated redemption price of $1,500 per share.

- Each share of preferred stock is convertible into that number of shares of the Company calculated by dividing $1,000 by the lower of 65% of the average closing bid price of the Company for the five trading days prior to conversion or 75% of the closing bid price on the first day the funds from the preferred stock offering are available.

ACCESS POWER, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

(2)   Property and Equipment

Property and equipment consist of the following at December 31,:

	1999	1998
Office furniture and equipment	$ 59,908	59,908
Computer hardware	485,007	1,172,339
Computer software	278,769	227,905
	823,684	1,460,152
Less accumulated depreciation and amortization	384,028	328,681
	$439,656	1,131,471

(3)   Notes Payable

Notes payable consist of the following at December 31,:

	1999	1998
Promissory notes to stockholders bearing interest at 6% - 8% payable on demand. Unsecured	$ 26,440	20,136
Note payable to individual, bearing interest at 12%, payable upon capital financing of the Company in excess of $3,000,000	--	100,000
Note payable to vendor bearing interest at 10%, payable in monthly installments of $18,236 through December, 2001 Note is a result of the settlement of litigation in which the vendor agreed to reduce the price of purchased computer hardware by approximately $636,000	350,000	--
	376,440	120,136
Less current portion	168,956	120,136
Long-term debt, less current portion	$ 207,484	--

(4)   6% Convertible Debenture

$1,000,000 and $200,000 and 6% Convertible Debentures were sold on September 30, 1999 and December 30, 1999 respectively. They are convertible into common stock by dividing each $100,000 debenture by the lower of 75% of the average of the three lowest closing bid prices during the preceding 22 trading days or 110% of such average price on September 30, 1999 ($0.42), subject to certain adjustments. As of December 31, 1999, $450,000 of the Convertible Debentures had been converted into 2,496,895 common shares including shares converted representing accrued interest to the conversion dates.

(5)   **Commitments**

The Company leases its office space under a non-cancellable operating lease with a remaining term of one year. Future minimum payments under this lease are as follows:

Year	Amount
2000	21,500

Rent expense for the years ended December 31, 1999 and 1998 amounted to $48,982 and 50,817, respectively.

(6)   Stock Options

In 1997, the Company established an incentive stock option plan (the Plan) to provide an incentive to key employees of the Company who are in a position to contribute materially to expanding and improving the Company's profits, to aid in attracting and retaining employees of outstanding ability and to encourage ownership of shares by employees. The Plan was amended in March, 1998 to increase the number of shares available for issuance thereunder from 1,000,000 to 2,500,000 shares. Total options granted through December 31, 1999 amounted to 2,100,500 at an average price of $.33.

The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Company's Board of Directors, or a committee thereof, administers and interprets the Plan and is authorized, in its discretion, to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company. The per share exercise price of options granted under the Plan will not be less than the fair market value of the common stock on the date of grant. Options granted under the Plan will be exercisable after the period or periods specified in the option agreement. The Board may, in its sole discretion, accelerate the date on which any option may be exercised. Options granted under the Plan are not exercisable after the expiration of ten years from the date of grant and are nontransferable other than by will or by the laws of descent and distribution. The Company recognizes compensation expense for options granted under the Plans based on the difference between the quoted market price of the Company's stock at the date of grant and the amount the employee must pay to acquire the stock. No compensation cost has been recognized for employee stock options which had been granted to date. Had compensation cost for the Plans been determined based on the fair value at the date of grant for awards under those Plans, consistent with the method prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

(Continued)

(6),   CONTINUED

	Year ended December 31, 1999	Year ended December 31, 1998	For the period October 10, 1996 through December 31, 1999
Pro forma net loss:			
As reported	$(2,503,945)	(2,064,940)	(5,001,024)
Pro forma	(2,558,934)	(2,132,712)	(5,123,785)
Pro forma net loss per share			
As reported	(0.10)	(0.18)	(0.31)
Pro forma	(0.10)	(0.18)	(0.32)

The fair value of each option granted under the Plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999 and 1998: no dividend yield; expected volatility of the underlying stock of 90%, risk-free interest rate of 4.98% and 5.27%, respectively, covering the related option period; and expected lives of the options of 10 years based on the related option period.

ACCESS POWER, INC.
(A Development Stage Company)

BALANCE SHEETS

As of June 30, 2000 and December 31, 1999

ASSETS	30-Jun 2000	December 31, 1999
	(unaudited)	
Current assets:		
Cash	$ 546,392	$ 213,885
Accounts receivable	181,058	179,410
Notes receivable	415,600	456,000
Prepaid expense	414,856	263,638
Inventory	21,800	21,800
Total current assets	1,579,706	1,134,733
Property and equipment, net	588,571	439,656
Other assets	10,000	12,000
Total assets	$2,178,277	$ 1,586,389

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$ 473,436	$ 683,011
Notes payable	--	168,956
Total current liabilities	473,436	851,967
Long - term debt, less current portion	--	207,484
Convertible debentures	2,255,000	750,000
Total liabilities	2,728,436	1,809,451
Stockholders' equity:		
Common stock, $.001 par value, authorized 100,000,000 shares, issued and outstanding 41,293,233 and 31,248,253 shares in 2000 and 1999	41,294	31,249
Preferred stock, $.001 par value, authorized 10,000,000 shares, issued and outstanding none and 3952 shares in 2000 and 1999	--	4
Additional paid in capital	6,752,636	4,746,709
Deficit accumulated during the development stage	(7,344,089)	(5,001,024)
Total stockholders' equity	(550,159)	(223,062)
Total liabilities and stockholders' equity	$2,178,277	$ 1,586,389

ACCESS POWER, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the three months and six months ended June 30, 2000 and
1999 and the cumulative period from October 10, 1996
(date of inception) through June 30, 2000
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		For the Period October 10, 1996 Through June 30, 2000
	2000	1999	2000	1999	
Revenue:					
Software/hardware sales	$ -	$ 1,550	$ -	$ 8,400	$ 223,881
Telcommunication services	108,556	11,700	254,167	19,400	478,287
Total revenue	108,556	13,250	254,167	27,800	702,168
Costs and expenses:					
Cost of sales	-	585	-	2,640	164,605
Product development and marketing	754,298	418,254	1,406,871	645,593	3,191,764
General and administrative	508,372	284,989	1,152,249	546,283	4,504,356
Total costs and expenses	1,262,670	703,828	2,559,120	1,194,516	7,860,725
Loss from operations	(1,154,114)	(690,578)	(2,304,953)	(1,166,716)	(7,158,557)
Other income (expense):					
Interest income	-	-	-	-	2,295
Interest expense	(17,501)	(3,248)	(38,112)	(4,500)	(180,947)
Loss on disposal of equipment	-	-	-	(6,880)	(6,880)
Total other income (expense)	(17,501)	(3,248)	(38,112)	(11,380)	(185,532)
Net loss	$ (1,171,616)	$ (693,826)	$ (2,343,065)	$ (1,178,096)	$ (7,344,089)
Net loss per share	$ (0.03)	$ (0.03)	$ (0.07)	$ (0.06)	$ (0.37)
Weighted average number of shares	39,189,807	25,825,159	37,639,055	20,457,552	19,968,684

ACCESS POWER, INC.
(A Development Stage Company)

Statement of Stockholders' Equity

For the years ended December 31, 1999 and 1998 and the period from October 10, 1996
(date of inception) through June 30, 2000

| | Date | Common Stock | | Preferred stock | | Additional Paid in Capital | Accumulated Deficit | Total Stockholders' Equity |
		Shares	Amount	Shares	Amount			
Common stock issued to founding directors		8,000,000	8,000	-	-	(7,200)	-	800
Net loss		-	-	-	-	-	(5,701)	(5,701)
Balances at December 31, 1996		8,000,000	8,000	-	-	(7,200)	(5,701)	(4,901)
Common stock issued for cash	5/23/97	750,000	750	-	-	35,000	-	35,750
Common stock issued for cash	6/30/97	1,000,000	1,000	-	-	100,000	-	101,000
Common stock issued for cash	7/97 - 10/97	1,734,000	1,734	-	-	854,573	-	856,307
Stock issuance cost		-	-	-	-	(75,000)	-	(75,000)
Net loss		-	-	-	-	-	(426,438)	(426,438)
Balances at December 31, 1997		11,484,000	11,484	-	-	907,373	(432,139)	486,718
Preferred stock issued for cash	5/98	-	-	1,000	1	999,999	-	1,000,000
Common stock issued as additional interest	2/2/98	50,000	50	-	-	29,950	-	30,000
Common stock issued as additional interest	2/19/98	125,000	125	-	-	84,250	-	84,375
Common stock issued as finder's fee	2/19/98	75,000	75	-	-	24,925	-	25,000
Common stock issued for services	2/98	25,000	25	-	-	27,163	-	27,188
Common stock issued for cash	9/24/98	50,000	50	-	-	24,950	-	25,000
Preferred stock issued for cash	11/98	-	-	100	-	100,000	-	100,000
Common stock issued for finder's fee	11/98	60,857	61	-	-	19,817	-	19,878
Preferred stock issued for cash	12/98	-	-	25	-	25,000	-	25,000
Common stock issued for investment banking fee	12/98	30,000	30	-	-	9,970	-	10,000
Conversion of preferred stock to common stock	12/98	425,931	426	(75)	-	(426)	-	-
Net loss		-	-	-	-	-	(2,064,940)	(2,064,940)
Balances at December 31, 1998		12,325,788	12,326	1,050	1	2,252,971	(2,497,079)	(231,781)

F-16

Common stock issued for cash	6/99	3,745,000	3,745	-	-	1,282,455	-	1,286,200
Preferred stock issued for cash	1/99	-	-	75	-	75,000	-	75,000
Common stock issued for finder's fee	1/99	25,777	26	-	-	6,418	-	6,444
Common stock issued for services	6/99	3,207,950	3,208	-	-	621,831	-	625,039
Common stock issued as additional interest	12/99	144,204	144	-	-	19,837	-	19,981
Common stock issued to retire debt	4/99	400,000	400	-	-	49,600	-	50,000
Common issued on convertible debentures	12/99	2,464,691	2,465	-	-	447,535	-	450,000
Common stock converted to preferred	9/99	(3,952,000)	(3,952)	3,952	4	3,948	-	-
Preferred stock converted to common stock	1/99 - 4/99	12,886,843	12,887	(1,125)	(1)	(12,886)	-	-
Net loss	-	-	-	-	-	-	(2,503,945)	(2,503,945)
Balances at December 31, 1999		31,248,253	31,249	3,952	4	4,746,709	(5,001,024)	(223,062)
Conversion preferred to common	1/00	3,952,000	3,952	(3,952)	(4)	(3,948)		-
Common stock issued on exercise of employee stock options	1/00-3/00	632,000	632			121,588		122,220
Common stock issued on conversion of debentures	1/00	2,033,896	2,034			747,966		750,000
Common stock issued for interest	1/00	28,180	28			10,364		10,392
Common stock issued on exercise of warrant	1/00-2/00	600,000	600			46,400		47,000
Common stock issued on exercise of stock option	1/00	50,000	50			24,950		25,000
								(1,171,449)
							(1,171,449)	
Balances at March 31, 2000		38,544,329	38,545	-	-	5,694,029	(6,172,473)	(439,899)
Common stock issued on conversion of debentures	4/00-6/00	2,706,897	2,707			1,042,292		1,045,000
Common stock issued for interest	4/00-6/00	42,007	41			16,315		16,356
								(1,171,616)
							(1,171,616)	
Balances at June 30, 2000		41,293,233	41,294	-		6,752,636	(7,344,089)	(550,159)

ACCESS POWER, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2000 and 1999 and the
cumulative period from October 10, 1996 (date of inception)
through June 30, 2000

	2000	1999	For The Period October 10, 1996 Through June 30, 2000
	(unaudited)		
Cash flows from operating activities:			
Net loss	$ (2,343,065)	$ (1,178,096)	$ (7,344,089)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	102,525	162,817	655,667
Loss on disposal of property and equipment	-	6,880	33,341
Stock issued for services	47,000	264,983	874,924
Stock issued for interest	26,748	14,000	46,729
Change in operating assets and liabilities:			
Accounts receivable	(1,648)	(21,475)	(181,058)
Accounts payable and accrued expenses	(209,571)	483,016	991,382
Other assets	(151,218)	-	(438,022)
Inventory	-	2,640	(21,800)
Net cash used in operating activities	(2,529,229)	(265,235)	(5,382,926)
Cash flows from investing activities:			
Proceeds from sale of property and equipment	-	10,050	52,320
Purchase of property and equipment	(249,441)	(36,502)	(1,840,160)
Note receivable	40,400	(506,909)	(415,600)
Net cash used in investing activities	(209,041)	(533,361)	(2,203,440)
Cash flows from financing activities:			
Proceeds from issuance of stock	1,942,217	907,700	5,872,274
Proceeds from issuance of notes payable	3,300,000	72,804	5,005,025
Principal payments on notes payable	(2,171,440)	(57,500)	(2,744,541)
Net cash provided by financing activities	3,070,777	923,004	8,132,758
Net change in cash	332,507	124,408	546,392
Cash, at beginning of period	213,885	33,156	-
Cash at end of period	$ 546,392	$ 157,564	$ 546,392

Notes to Financial Statements

June 30, 2000

(1)   **Summary of Significant Accounting Policies**

(a) **Nature of development stage operations**

Access Power, Inc., (API or the Company) was formed on October 10, 1996. The Company offers Internet Telephony (IT) which will provide advanced computer telephony solutions to the global consumer market place, with an emphasis on marketing to international carriers and consumers.

Operations of the Company through the date of these financial statements have been devoted primarily to product development and marketing, raising capital, and administrative activities.

(b) **Property and equipment**

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

(c) **Intangible assets**

Organization costs are amortized over a five-year period using the straight-line method and are included in other assets in the accompanying balance sheet.

(d) **Income taxes**

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

(Continued)

(1),   Continued

Development stage operations for the period ended June 30, 2000 resulted in a net operating loss. It is uncertain whether any tax benefit of net operating loss will be realized in future periods. Accordingly, no income tax provision has been recognized in the accompanying financial statements. At June 30, 2000, the Company has net operating loss carryforwards of approximately $7,344,000 which will expire in years beginning in 2011. A valuation allowance equal to the tax benefit of the net operating loss has been established, since it is uncertain that future taxable income will be realized during the carryforward period. Accordingly, no income tax provision has been recognized in the accompanying financial statements

(e) **Financial Instruments Fair Value, Concentration of Business and Credit Risks**

The carrying amount reported in the balance sheet for cash, accounts and notes receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying balance sheet for notes payable approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts and notes receivable which amounts to approximately $596,000. The Company performs periodic credit evaluations of its trade customers and generally does not require collateral. The notes receivable consist primarily of amounts due from employees from the exercise of stock options. The notes are due no later than May 1, 2001. Currently, all of the Company's hardware and software is purchased from one supplier, however, management believes there are other alternatives to this supplier.

(f) **Use of Estimates**

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(1), Continued

(g) Cash Flows

For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(h) Prepaid Offering Costs

Prepaid offering costs represent direct costs and expenses incurred in connection with the offering of securities. Upon completion of the offering, such amounts are offset against the proceeds from the offering, in the event of an offering of equity securities, and capitalized and amortized using the interest method in the event of an offering of debt securities.

(i) Revenue Recognition

The principal sources of revenues are expected to be internet telephone charges which will be recognized as incurred. The Company is presently operating in this one business segment and only in the United States.

(j) Loss Per Common Share

Earnings per common share have been computed based upon the weighted average number of common shares outstanding during the years presented. Common stock equivalents resulting from the issuance of the stock options have not been included in the per share calculations because such inclusion would not have a material effect on earnings per common share.

(k) Software and Development Costs

The Company capitalizes purchased software which is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is ready for use to provide services to customers. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

The carrying value of software and development costs that have been capitalized is regularly reviewed by the Company, and a loss is recognized when the net realizable value falls below the unamortized cost.

(Continued)

(1), **Continued**

(l) <u>**Stock-Based Compensation**</u>

During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". This pronouncement establishes financial accounting and reporting standards for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Such treatment is required for non-employee stock-based compensation. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for employee stock options or warrants is measured as the difference between the quoted market price of the Company's stock at the date of grant and the amount the employee must pay to require the stock. SFAS 123 requires companies electing to continue using the intrinsic value method to make certain pro forma disclosures (see Note 6).

(m) <u>**Preferred Stock**</u>

The Company's redeemable convertible preferred stock had the following provisions:

- The shares were redeemable, at the option of the Company, at a stated redemption price of $1,500 per share.

- Each share of preferred stock was convertible into that number of shares of the Company calculated by dividing $1,000 by the lower of 65% of the average closing bid price of the Company for the five trading days prior to conversion or 75% of the closing bid price on the first day the funds from the preferred stock offering are available.

Notes to Financial Statements

June 30, 2000

(2) <u>**Property and Equipment**</u>

Property and equipment consist of the following at June 30, 2000 and December 31, 1999:

	2000	**1999**
Office furniture and equipment	$ 79,251	59,908
Computer hardware	630,683	485,007
Computer software	362,767	278,769
	1,072,701	823,684
Less accumulated depreciation and amortization	484,130	384,028
	$ 588,571	439,656

(3) <u>**Notes Payable**</u>

Notes payable consist of the following at June 30, 2000 and December 31, 1999:

	2000	**1999**
Promissory notes to stockholders bearing interest at 6% - 8% payable on demand. Unsecured.	-	$ 26,440
Note payable to vendor bearing interest at 10%, payable in monthly installments of $18,236 through December, 2001. Note is a result of the settlement of litigation in which the vendor agreed to reduce the price of purchased computer hardware by approximately $636,000.	-	350,000
	-	376,440
Less current portion		168,956
Long-term debt, less current portion	-	$ 207,484

(4) <u>**6% Convertible Debenture**</u>

$1,000,000, $200,000 and $800,000 6% Convertible Debentures were sold on September 30, 1999, December 30, 1999 and January 18, 2000 respectively. They are convertible into common stock by dividing each $100,000 debenture by the lower of 75% of the average of the three lowest closing bid prices during the preceding 22 trading days or 110% of such average price on September 30, 1999 ($0.42), subject to certain adjustments. $2,500,000 6% Convertible Debentures were sold on February 29, 2000. They are convertible into common stock by dividing each $100,000 debenture by the lower of 80% of the average of the three lowest closing

(4),   Continued

bid prices during the preceding 22 trading days or 110% of such average price on
February 28, 2000 ($2.20), subject to certain adjustments. As of June 30, $2,245,000 of the Convertible
Debentures had been converted into 7,275,671 common shares including shares converted representing
accrued interest to the conversion dates.

(5)   Commitments

The Company leases its office space under a non-cancelable operating lease with a remaining term of two years.
Future minimum payments under this lease are as follows:

Year	Amount
2000	29,979
2001	59,959
2002	34,969

Rent expense for the six months ended June 30, 2000 amounted to $24,005

(6)   Stock Options

In 1997, the Company established an incentive stock option plan (the Plan) to provide an incentive to key employees
of the Company who are in a position to contribute materially to expanding and improving the Company's profits, to
aid in attracting and retaining employees of outstanding ability and to encourage ownership of shares by employees.
The Plan was amended in March, 1998 to increase the number of shares available for issuance thereunder from
1,000,000 to 2,500,000 shares. Total options granted through June 30, 2000 amounted to 2,100,500 at an average
price of $.33. There were no incentive stock options granted during the six months ended June 30, 2000.

The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Company's
Board of Directors, or a committee thereof, administers and interprets the Plan and is authorized, in its discretion, to
grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not
employees) of the Company. The per share exercise price of options granted under the Plan will not be less than the
fair market value of the common stock on the date of grant. Options granted under the Plan will be exercisable after
the period or periods specified in the option agreement. The Board may, in its sole discretion, accelerate the date on
which any option may be exercised. Options granted under the

ACCESS POWER, INC.
(A Development Stage Company)

Notes to Financial Statements

June 30, 2000

(6),   Continued

Plan are not exercisable after the expiration of ten years from the date of grant and are nontransferable other than by will or by the laws of descent and distribution. The Company recognizes compensation expense for options granted under the Plans based on the difference between the quoted market price of the Company's stock at the date of grant and the amount the employee must pay to acquire the stock.   No compensation cost has been recognized for employee stock options which had been granted to date. Had compensation cost for the Plans been determined based on the fair value at the date of grant for awards under those Plans, consistent with the method prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	Six months ended June 30, 2000[(a)]	Year ended December 31, 1999	For the period October 10, 1996 through June 30, 2000
Pro forma net loss:			
As reported	$ (2,343,065)	$ (2,503,945)	(7,344,089)
Pro forma	(2,343,065)	(2,558,934)	(7,466,850)
Pro forma net loss per share			
As reported	(0.07)	(0.10)	(0.37)
Pro forma	(0.07)	(0.10)	(0.37)

The fair value of each option granted under the Plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999: no dividend yield; expected volatility of the underlying stock of 90%, risk-free interest rate of 4.98% and 5.27%, respectively, covering the related option period; and expected lives of the options of 10 years based on the related option period.

(a) There were no incentive stock options granted during the six months ended June 30, 2000.

No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Access Power, Inc. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Access Power, Inc. since the date hereof or that the information herein is correct as of any time subsequent to the date of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

4,739,977 SHARES COMMON STOCK

1,400,000 COMMON STOCK WARRANTS

ACCESS POWER, INC.

P R O S P E C T U S

October 11, 2000

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 25. *Other Expenses of Issuance and Distribution*

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by us in connection with the issuance and distribution of the shares of common stock.

Securities and Exchange Commission Registration Fee...............................	$ 0
NASD Filing Fees and Blue Sky Fees and Expenses....................................	0
Printing and Engraving Expenses...	250
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	250
Total	$ 15,500

Item 27. *Exhibits and Financial Statement Schedules*

(a)   *Exhibits*

Exhibit Number	Description of Exhibit
3.1	Amended Articles of Incorporation of Access Power, Inc. (filed as Exhibit 3.1 to Access Power, Inc.'s quarterly report on Form 10-QSB for the quarter ended September 30, 1999 (the "10-Q") and is hereby incorporated by reference)
3.2	Bylaws of the Registrant (filed as Exhibit 3.2 to Access Power, Inc.'s annual report on Form 10-KSB for the year ended December 31, 1999 (the "10-K") and is hereby incorporated by reference)
4.1	Form of common stock Certificate of the Registrant (filed as Exhibit 4.1 to the 10-K and is hereby incorporated by reference)
4.2	6% Convertible Debenture due September 30, 2001(filed as Exhibit 4.2 to the 10-Q and is hereby incorporated by reference)
4.3	Warrant to purchase common stock, par value $.001 per share, of Access Power, Inc. (filed as Exhibit 4.3 to the 10-Q and is hereby incorporated by reference)
5.1	Opinion of L. Van Stillman with respect to the legality of the securities being registered
10.1	International Master Franchise Agreement between Access Power, Inc. and Access Power Canada, Inc. (filed as Exhibit 10.1 to Access Power, Inc.'s Registration Statement on Form SB-2 (File No. 333-65069) (the "1999 SB-2") and is hereby incorporated by reference)
10.2	Access Power, Inc. Stock Option Plan (filed as Exhibit 10.2 to the 1999 SB-2 and is hereby incorporated by reference)

10.3   Amendment No. 1 to Stock Option Plan (filed as Exhibit 10.3 to the 1999 SB-2 and is hereby incorporated by reference)

10.4   Purchase and Sale Agreement between Access Power, Inc. and Netspeak Corporation dated as of June 17, 1998 (filed as Exhibit 10.4 to the 1999 SB-2 and is hereby incorporated by reference)

10.5   Employment Agreement with Howard Kaskel dated July 1, 1998 (filed as Exhibit 10.5 to the 1999 SB-2 and is hereby incorporated by reference)

10.6   Agreement to terminate Master Franchise Agreement between Access Power, Inc. and Access Power Canada, Inc. dated December 11, 1998 (filed as Exhibit 10.6 to the 1999 SB-2 and is hereby incorporated by reference)

10.7**   Internet Telephony Services Agreement dated December 14, 1998, between Access Power, Inc. and Access Universal, Inc. (filed as Exhibit 10.7 to the 1999 SB-2 and is hereby incorporated by reference)

10.8**   Internet Telephony Services Agreement dated October 2, 1998 between Access Power, Inc. and Ldt Net Com, Inc. (filed as Exhibit 10.8 to the 1999 SB-2 and is hereby incorporated by reference)

10.9   Office Lease Agreement between Douglas Partnerships II, and Access Power, Inc. dated August 1, 1997 (filed as Exhibit 10.9 to the 1999 SB-2 and is hereby incorporated by reference)

10.10   Retainer Agreement dated September 23, 1999, among Access Power, Inc., Tatum CFO Partners, LLP, and Howard Kaskel (filed as Exhibit 10.1 to the 10-Q and is hereby incorporated by reference)

10.11   Securities Purchase Agreement dated as of September 30, 1999, among Access Power, Inc., certain stockholders of Access Power, Inc. named therein, and Bamboo Investors, LLC(filed as Exhibit 10.2 to the 10-Q and is hereby incorporated by reference)

10.12   Warrant to purchase 6% Convertible Debentures and common stock warrants of Access Power, Inc. (filed as Exhibit 10.3 to the 10-Q and is hereby incorporated by reference)

10.13   Registration Rights Agreement, dated as of September 30, 1999, by and among Access Power, Inc. and Bamboo Investors LLC (filed as Exhibit 10.4 to the 10-Q and is hereby incorporated by reference)

10.14   Share Exchange Agreement dated as of September 30, 1999 between Access Power, Inc. and each of Glenn Smith, Maurice Matovich, Howard Kaskel, and Tod Smith (filed as Exhibit 10.5 to the 10-Q and is hereby incorporated by reference)

10.15**   Web services agreement as of August 6, 1999, between Access Power, Inc. and Lycos-Bertelsmann GmbH (filed as Exhibit 10.6 to the 10-Q and is hereby incorporated by reference)

10.16   Consulting Agreement dated as of October 4, 1999 between Access Power, Inc. and Northstar Advertising, Inc. (filed as Exhibit 10.7 to the 10-Q and is hereby incorporated by reference)

23.1*   Consent of L. Van Stillman, (included in Exhibit 5.1).

23.2   Consent of Parks, Tschopp, Whitcomb & Orr, dated September 28, 2000

24.1*   Power of Attorney (included in Signature Page)

_____

*   Previously filed.
**   Certain portions of this exhibit have been omitted pursuant to the grant of a request for confidential treatment.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amendment to Registration Statement to be signed on its behalf by the undersigned, in the city of Ponte Vedra, State of Florida, on the 27th day of September, 2000.

ACCESS POWER, INC.

By: /s/ Glenn A. Smith
     Glenn A. Smith
     Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 27th day of September, 2000, in the capacities indicated.

Signature	Position
/s/ Glenn A. Smith	Glenn A. Smith, President and Chief Executive Officer and Director (Principal Executive Officer)
*	Howard L. Kaskel, Chief Financial Officer (Principal Financial and Accounting Officer)
*	Tod R. Smith, Director
/s/ Maurice J. Matovich	Maurice J. Matovich, Director

By:

  /s/ Glenn A. Smith
Glenn A. Smith, as attorney-in-fact

By:

  /s/ Maurice J. Matovich
Maurice J. Matovich, as attorney-in-fact

Exhibit Index

23.2   Consent of Parks, Tschopp, Whitcomb & Orr, dated September 28, 2000